Hughes
Hubbard

RECEIVED
2009 JAN -8 A 8:37

[redacted]

09045059

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726
hugheshubbard.com

Ellen S. Friedenberg
Direct Dial: 212-837-6465
frieden@hugheshubbard.com

January 7, 2009

PROCESSED
JAN 16 2009
THOMSON REUTERS

SUPPL

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

60507305_1.DOC

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

Roche Roche Group

January 5, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2009 JAN -8 A 8:53

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Dear Sir / Madam:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Very truly yours,

Chugai Pharmaceutical Co., Ltd.

By: T. Tsuchiya
Name: Toshihiko Tsuchiya
Title: General Manager of
General Affairs Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents

None

B. Japanese Language Documents

1. Overview of Consolidated Company Performance (unaudited) (for the third quarter of fiscal year 2008), dated October 21, 2008 (English translation as Attachment 1)

2. Correction of Consolidated Company Performance (for the third quarter of fiscal year 2008.12 ended September 30, 2008), dated October 21, 2008 (English translation as Attachment 2)

3. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

   a. Document titled "F. Hoffmann-La Roche Announces Third Quarter Sales 2008" dated October 21, 2008 (English translation as Attachment 3)

   b. Document titled "RoACTEMRA®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, Receives Positive Opinion in Europe for the Treatment of Rheumatoid Arthritis" dated November 25, 2008 (English translation as Attachment 4)

   c. Document titled "Anti-malignancy agent / anti-VEGF humanised monoclonal antibody, Avastin® Application for Approval of Additional Indication of NSCLC" dated November 26, 2008 (English translation as Attachment 5)

   d. Document titled "Update on FDA Registration of Actemra®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody for Rheumatoid Arthritis" dated December 4, 2008 (English translation as Attachment 6)

   e. Document titled "Eldecalcitol, An Active Vitamin D_3 Derivative, Reduces Incidence of New Vertebral Fractures in Osteoporosis Patients in Phase III Clinical Trial" dated December 16, 2008 (English translation as Attachment 7)

4. Commercial Register (brief description of which is set forth in Exhibit B)

[End]

Attachment 1 [TRANSLATION] File Number: 82-34668

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation. This English translation is provided only on a consolidated basis.

RECEIVED

2009 JAN -8 A 8:37

FASF MEMBERSHIP

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited)
(for the third quarter of fiscal year 2008)

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**	October 21, 2008
Stock Listings:	Tokyo Stock Exchange, First Section	
Security Code No.:	4519	
(URL http://www.chugai-pharm.co.jp/english)		
Representative:	Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors	
Contact:	Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department	
Phone:	+81-(0) 3-3281-6611	

1. Consolidated Operating Results for the Third Quarter of FY 2008 (January 1 - September 30)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Revenues	% change	Operating Income	% change	Recurring Profit	% change
3rd quarter of FY 2008 (Jan.-Sep.)	¥229,680 million	(8.3)	¥39,823 million	(18.8)	¥42,707 million	(16.2)
3rd quarter of FY 2007 (Jan.-Sep.)	¥250,451 million	10.3	¥49,024 million	24.2	¥50,959 million	20.8
FY 2007 (Jan.-Dec.)	¥344,808 million	—	¥66,702 million	—	¥67,687 million	—

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
3rd quarter of FY 2008 (Jan.-Sep.)	¥30,141 million	(0.3)	¥55.32	¥55.32
3rd quarter of FY 2007 (Jan.-Sep.)	¥30,220 million	11.1	¥55.17	¥55.11
FY 2007 (Jan.-Dec.)	¥40,060 million	—	¥73.23	¥73.16

Note : Percentages represent changes compared with the same period of the previous fiscal year.

(2) Financial conditions (Consolidated)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Sep. 30, 2008	¥461,862 million	¥394,476 million	85.0%	¥720.66
As of Sep. 30, 2007	¥440,576 million	¥376,447 million	85.0%	¥687.54
As of Dec. 31, 2007	¥458,942 million	¥385,797 million	83.5%	¥703.80

(3) Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
3rd quarter of FY 2008 (Jan.-Sep.)	¥32,579 million	¥(19,097) million	¥(18,360) million	¥65,405 million
3rd quarter of FY 2007 (Jan.-Sep.)	¥44,140 million	¥4,924 million	¥(45,682) million	¥72,329 million
FY 2007 (Jan.-Dec.)	¥60,364 million	¥(7,509) million	¥(47,173) million	¥73,723 million

Qualitative Information

1. Qualitative Information Regarding Operating Results Financial Condition (Consolidated)

Consolidated net revenue for the fiscal period under review totaled ¥229,680 million, down 8.3% from the same period last year. The main reasons for this decline were the drop in sales of anti-influenza agent Tamiflu and the termination of the marketing agreement with sanofi-aventis K.K. at the end of last year. However, excluding these special factors, revenues were ¥18.1 billion higher compared to the same period last year. Other factors accounting for the decline in revenues were the change in the price for recombinant human erythropoietin Epogin and the decline in royalties and other operating income (mainly milestone income). On the other hand, anti-cancer agents Avastin, anti-vascular endothelial growth factor (VEGF) humanized monoclonal antibody, and Tarceva, human epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor, launched respectively in June and December 2007, as well as Actemra, humanized anti-human IL-6 receptor monoclonal antibody, and anti-cancer agents Herceptin, anti-HER2 monoclonal antibody, and Xeloda which were approved for additional indications, booked much higher sales on an year on year basis.

Overseas revenues totaled ¥25,046 million (10.9% of consolidated net revenue), which was down 5.2% compared to the same period last year, mainly reflecting the decline in royalties and other operating income which principally consist of milestone income, while ¥1.6 billion for export sales of Actemra was included in overseas revenues.

At the profit level, in addition to the decrease in net revenue, cost related to the activities to promote appropriate usage of newly launched drugs and indications and post-marketing surveillances resulted in lower profit level than in the same period last year. The operating income and recurring profit totaled ¥39,823 million, down 18.8%, and ¥42,707 million, down 16.2%, respectively, from the same period last year. Net income was ¥30,141 million, a 0.3% decrease from the same period last year.

R&D expenses for the period under review amounted to ¥36,315 million.

2. Qualitative Information Regarding Financial Condition (Consolidated)

(1) Changes in the Company's Financial Condition

Total assets at the end of the fiscal period under review were ¥461,862 million, up ¥2,920 million from the previous fiscal year-end, mainly due to the increase in inventories and tangible fixed assets, offsetting decrease in cash and deposits and trade notes and accounts receivable. Total liabilities were ¥67,386 million, which was ¥5,757 million lower than at the previous fiscal year-end, mainly due to a decrease in accrued income tax that was more than the increase in notes and accounts payable. Net working capital (current assets less current liabilities) was ¥263,346 million, the current ratio was 509.6%, reflecting the Company's continuing sound financial position.

Net assets amounted to ¥394,476 million, increasing by ¥8,678 million compared to the previous fiscal year-end. The equity ratio was 85.0% (83.5% as of the previous fiscal year-end).

(2) Cash Flows

Cash and cash equivalents at the end of the fiscal period under review amounted to ¥65,405 million, down ¥8,317 million from the previous fiscal year-end.

Net cash provided by operating activities amounted to ¥32,579 million, a decrease of ¥11,561 million compared with the same period of the previous fiscal year, mainly because of an increase in income taxes paid.

Net cash used in investing activities amounted to ¥19,097 million, a decrease of ¥24,021 million compared with the same period of the previous fiscal year, mainly due to a decrease in sale of securities.

Net cash used in financing activities amounted to ¥18,360 million, an increase of ¥27,322 million compared with the same period of the previous fiscal year, mainly due to a decrease in the acquisition of treasury stock.

3. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): None

(2) Adoption of simplified method: None

(3) Change in accounting policies: None

	As of September 30, 2007 (A)		As of September 30, 2008 (B)		Change (B)-(A)	As of December 31, 2007	
Accounts	Millions of Yen	%	Millions of Yen	%		Millions of Yen	%
Liabilities							
I Current liabilities:							
Trade notes and accounts Payable	16,708		24,606		7,898	17,325	
Bonds with warrants due within one year	300		—		(300)	300	
Convertible bonds due within one year	42		—		(42)	42	
Other payables	9,145		9,099		(45)	5,201	
Accrued tax liabilities	8,294		5,061		(3,233)	16,325	
Accrued consumption taxes	982		53		(929)	1,164	
Accrued expenses	9,435		12,332		2,896	17,635	
Reserve for bonuses to employees	9,213		8,391		(822)	4,534	
Reserve for bonuses to directors	148		154		6	198	
Reserve for sales rebates and other items	2,945		2,470		(474)	4,090	
Other	3,232		2,116		(1,115)	2,979	
Total current liabilities	60,449	13.7	64,287	13.9	3,837	69,797	15.2
II Fixed liabilities:							
Deferred tax liabilities	3		1		(2)	2	
Reserve for employees' retirement benefits	2,981		2,248		(732)	2,604	
Reserve for directors' retirement benefits	610		742		132	633	
Other	84		106		22	106	
Total fixed liabilities	3,679	0.9	3,099	0.7	(580)	3,346	0.7
Total liabilities	64,129	14.6	67,386	14.6	3,256	73,144	15.9

(2) Consolidated Statements of Income

	Third quarter of FY 2007 (Jan. 1, 2007-Sep. 30, 2007) (A)		Third quarter of FY 2008 (Jan. 1, 2008-Sep. 30, 2008) (B)		Change (B)-(A)	FY 2007 (Jan. 1, 2007-Dec. 31, 2007)	
Accounts	Millions of Yen	%	Millions of Yen	%		Millions of Yen	%
I Revenues	250,451	100.0	229,680	100.0	(20,771)	344,808	100.0
Sales	242,838		224,876		(17,961)	332,943	
Royalties and other operating income	7,613		4,803		(2,810)	11,864	
II Cost of sales	100,959	40.3	87,614	38.1	(13,345)	137,293	39.8
Gross profit	149,492	59.7	142,065	61.9	(7,426)	207,514	60.2
III Selling, general and administrative expenses	100,467	40.1	102,241	44.5	1,774	140,812	40.8
Sales promotion expenses	7,570		9,979		2,408	13,066	
Salaries and benefits	17,389		18,894		1,504	27,264	
Reserve for bonuses	5,563		5,136		(427)	2,700	
R&D Expenses	38,842		36,315		(2,527)	54,243	
Other	31,101		31,916		815	43,537	
Operating income	49,024	19.6	39,823	17.3	(9,201)	66,702	19.3
IV Non-operating income:	2,996	1.2	4,314	1.9	1,317	4,312	1.3
Interest income	945		1,245		299	1,345	
Dividend income	56		64		7	98	
Life insurance dividends Received	314		332		18	314	
Gain on foreign exchanges	32		1,647		1,614	575	
Gain on derivatives	356		—		(356)	368	
Insurance income received	334		—		(334)	—	
Other	956		1,024		67	1,610	
V Non-operating expenses:	1,062	0.4	1,431	0.6	368	3,327	1.0
Interest expenses	136		98		(37)	176	
Loss on disposal of fixed Assets	153		193		40	326	
Loss on inventories	299		843		544	2,236	
Other	474		295		(179)	587	
Recurring profit	50,959	20.3	42,707	18.6	(8,252)	67,687	19.6
VI Extraordinary gain:	293	0.1	7,256	3.2	6,962	293	0.1
Gain on disposal of fixed Assets	—		415		415	—	
Gain on the liquidation of affiliates	293		—		(293)	293	
Gain on settlement of co-development costs	—		6,340		6,340	—	
Subsidies received	—		500		500	—	
VII Extraordinary loss:	1,177	0.5	363	0.2	(814)	1,553	0.5
Loss on disposal of fixed Assets	—		5		5	—	
Impairment loss	13		31		18	32	
Loss on office realignment costs	1,164		199		(965)	1,520	
Retirement benefit expenses	—		107		107	—	
Loss on revaluation of investment securities	—		19		19	—	
Income before income taxes and minority interests	50,075	20.0	49,600	21.6	(474)	66,427	19.3
Income taxes	18,423	7.4	18,138	7.9	(284)	24,537	7.1
Minority interests	1,431	0.6	1,319	0.6	(112)	1,829	0.5
Net income	30,220	12.1	30,141	13.1	(78)	40,060	11.6

The third quarter of FY 2008 (Jan. 1, 2008–Sep. 30, 2008) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2007	72,947	92,796	248,098	(35,108)	378,733
Changes:					
New stock issuance	19	18			37
Dividends paid			(16,344)		(16,344)
Third quarter net income			30,141		30,141
Purchase of treasury stocks				(62)	(62)
Disposition of treasury stocks			(2)	8	5
Net changes except for shareholders' equity					
Net changes	19	18	13,794	(54)	13,778
Balance as of Sep. 30, 2008	72,966	92,815	261,892	(35,162)	392,512

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2007	2,757	1,944	4,701	139	2,222	385,797
Changes:						
New stock issuance						37
Dividends paid						(16,344)
Third quarter net income						30,141
Purchase of treasury stocks						(62)
Disposition of treasury stocks						5
Net changes except for shareholders' equity	(1,035)	(3,547)	(4,582)	139	(657)	(5,099)
Net changes	(1,035)	(3,547)	(4,582)	139	(657)	8,678
Balance as of Sep. 30, 2008	1,722	(1,602)	119	279	1,565	394,476

(4) Consolidated Statements of Cash Flow

	Third quarter of FY 2007 (Jan. 1, 2007-Sep. 30, 2007)	Third quarter of FY 2008 (Jan. 1, 2008-Sep. 30, 2008)	FY 2007 (Jan. 1, 2007-Dec. 31, 2007)
Accounts	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities:			
Income before income taxes and minority interests	50,075	49,600	66,427
Depreciation and amortization	10,013	14,270	14,913
Impairment loss	13	31	32
Increase (decrease) in reserve for employees' retirement benefits	(1,160)	(348)	(1,534)
Interest and dividend income	(1,002)	(1,310)	(1,444)
Interest expense	136	98	176
Loss on disposal of fixed assets	153	193	326
Loss (gain) on sales of fixed assets	31	(410)	34
Loss (gain) on sales and revaluation of investment securities	20	19	21
Decrease (increase) in notes and accounts receivable	14,114	13,269	(1,257)
Decrease (increase) in inventories	1,799	(18,274)	6,174
Increase (decrease) in notes and accounts payable	(11,418)	7,640	(10,709)
Increase (decrease) in accrued consumption tax	946	(2,445)	1,128
Other	(437)	(964)	5,639
Subtotal	63,284	61,370	79,929
Interest and dividends received	970	1,182	1,365
Interest paid	(136)	(99)	(176)
Income taxes paid	(19,977)	(29,873)	(20,754)
Net cash provided by (used in) operating activities	44,140	32,579	60,364
II Cash flows from investing activities:			
Purchase of marketable securities	(160,891)	(152,614)	(225,852)
Proceeds from sales of marketable securities	181,900	154,500	242,900
Purchase of investment securities	(3,004)	(4,003)	(3,504)
Proceeds from sales of investment securities	1,335	—	1,335
Purchases of fixed assets	(14,451)	(17,502)	(22,596)
Proceeds from sales of fixed assets	35	503	191
Net decrease (increase) in short-term loans	(1)	5	2
Net decrease (increase) in long-term loans	1	13	14
Net cash provided by (used in) investing activities	4,924	(19,097)	(7,509)
III Cash flows from financing activities:			
Redemption of bonds	(0)	(304)	(0)
Net decrease (increase) in treasury stock	(27,533)	(57)	(27,517)
Cash dividends paid	(18,149)	(16,347)	(18,136)
Cash dividends paid to minority interests	—	(1,651)	(1,519)
Net cash provided by (used in) financing activities	(45,682)	(18,360)	(47,173)
IV Effect of exchange rate changes on cash and cash equivalents	614	(3,439)	(291)
V Net increase (decrease) in cash and cash equivalents	3,996	(8,317)	5,390
VI Cash and cash equivalents at beginning of period	68,332	73,723	68,332
VII Cash and cash equivalents at end of period	72,329	65,405	73,723

[Reference]

Statements of Revenues

(Millions of Yen)*1

	Consolidated					
	Third quarter of FY2007 (Jan.-Sep.)	Third quarter of FY2008 (Jan.-Sep.)	Change (%)	Third quarter of FY2007 (Jul.-Sep.)	Third quarter of FY2008 (Jul.-Sep.)	Change (%)
Epogin	40,400	32,800	(18.8)	12,200	11,100	(9.0)
Neutrogin	28,600	28,700	0.3	9,900	9,900	0.0
Herceptin	11,700	16,200	38.5	3,800	6,400	68.4
Rituxan	13,200	14,600	10.6	4,700	5,100	8.5
Avastin	1,300	12,800	884.6	1,000	5,600	460.0
Sigmart	12,800	12,500	(2.3)	4,200	4,000	(4.8)
Evista	11,100	11,700	5.4	3,900	4,100	5.1
Alfarol	10,300	10,000	(2.9)	3,500	3,300	(5.7)
Suvenyl	7,800	8,700	11.5	2,800	3,000	7.1
Kytril	9,700	8,100	(16.5)	3,400	2,700	(20.6)
Oxarol	6,100	7,300	19.7	2,200	2,500	13.6
Pegasys	4,100	6,700	63.4	1,700	2,600	52.9
Rocephin	4,100	4,200	2.4	1,400	1,400	0.0
Renagel	4,000	4,200	5.0	1,400	1,400	0.0
Actemra	300	3,500	1,066.7	100	2,600	2,500.0
Xeloda	1,900	3,300	73.7	700	1,300	85.7
Tarceva	—	3,200	—	—	1,200	—
Copegus	1,100	2,900	163.6	600	1,100	83.3
CellCept	2,400	2,800	16.7	800	1,000	25.0
Tamiflu	31,800	1,700	(94.7)	8,000	100	(98.8)
Femara	700	1,200	71.4	300	400	33.3
Other *2, 3	46,900	32,900	(29.9)	13,000	12,800	(1.5)
Total	250,500	229,700	(8.3)	79,600	83,800	5.3

Notes: 1. Figures are rounded to the nearest 100 million. The percentages are calculated based on the rounded numbers.

2. Royalties and other operating income are included in the "Other" (7,600 million yen for Jan.-Sep. 2007, 100 million yen for Jul.-Sep. 2007, 4,800 million yen for Jan.-Sep. 2008, 3,800 million yen for Jul.-Sep. 2008)

3. Sales of the products for which the marketing agreement in Japan with sanofi-aventis K.K. ended on December 31, 2007, are included in the "Other" (8,800 million yen for Jan.-Sep. 2007, 2,900 million yen for Jul.-Sep. 2007)

Development pipeline (as of October 21, 2008)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
R340	Colorectal cancer #	Filed Feb.08	capecitabine Xeloda Oral	Roche Xeloda	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase III			
R435	Colon cancer (adjuvant) #	Phase III Multinational study	bevacizumab Avastin Injection	Roche /Genentech Avastin	Anti-VEGF(Vascular Endothelial Growth Factor) humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
	Breast cancer (adjuvant) #	Phase III Multinational study			
	Non-small cell lung cancer #	Phase II			
	Breast cancer #	Phase II			
R597	Gastric cancer #	Phase III Multinational study	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Anti-HER2 humanized monoclonal antibody
EPOCH	Chemotherapy-induced anemia #	Phase III	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R1415	Pancreatic cancer #	Phase II	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	EGFR tyrosine kinase inhibitor
R744	Chemotherapy-induced anemia	Phase II	Injection	Roche Mircera	Continuous erythropoietin receptor activator
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
R1273	Breast cancer, etc	Phase I	pertuzumab Injection	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer, etc	Phase I Overseas	Injection	In-house	Topoisomerase I inhibitor
CIF (R7167)	Solid tumors	Phase I Overseas	Oral	In-house (Roche)	-
GC33	Liver cancer	Phase I Overseas	Injection	In-house	-
R7159 (GA101)	Non-Hodgkin's lymphoma	Phase I	Injection	Roche/GlycArt	Humanized anti-CD20 monoclonal antibody

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R1678	Schizophrenia	Phase II Multinational study	Oral	Roche	GLYT1 inhibitor
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Oral	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			
R1583 (ITM-077)	Type II diabetes	Phase I	taspoglutide Injection	Roche / Ipsen (Teijin)	GLP-1 analogue
CSG452 (R7201)	Type II diabetes	Phase I	Oral	In-house (Roche)	-
R1579	Type II diabetes	Phase I	Oral	Roche	DPP-IV inhibitor

Changes from the last announcement on July 31, 2008

Oncology

-GC33 Started Phase I (liver cancer)

-R7159(GA101) Started Phase I (Non-Hodgkin's lymphoma)

Cardio/Cerebro-vascular diseases

-NA808 Started Phase I (chronic hepatitis C / Japan)

R&D Activities (Aug.1, 2008 – Oct. 21, 2008)

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In October, we started Phase I clinical trials for R7159(GA101) (expected indication: Non-Hodgkin's lymphoma).
- In September, we obtained the approval for modification of manufacturing process for drug substance (to use porcine derived material) for humanized anti-HER2 monoclonal antibody R597 (product name: Herceptin).

Cardio/Cerebro-vascular diseases

- In October, we started Phase I clinical trials for NA808 in Japan (expected indication: chronic hepatitis C).

At present, we are awaiting the approval of applications (new molecular entities or additions of indications) filed for 2 development themes, including R340 (expected indication: colorectal cancer).

Also, as for clinical development activities overseas, the Company saw progress as described below.

- In October, we started Phase I clinical trials for GC33 (expected indication: liver cancer).

Translation

October 21, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager, Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Correction of Consolidated Company Performance (for the third quarter of fiscal year 2008.12 ended September 30, 2008)

Chugai Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo / President & CEO: Osamu Nagayama) announced corrections of the third quarter Consolidated Financial Statements (for the third quarter of fiscal year 2008.12 ended September 30, 2008) as described below. Correction is shown underlined.

Correction: Page 3, Qualitative Information

(Before correction)

1. Qualitative Information Regarding Operating Results Financial Condition (Consolidated)

"…. excluding these special factors, revenues were ¥17.8 billion higher compared to the same period last year."

(After correction)

1. Qualitative Information Regarding Operating Results Financial Condition (Consolidated)

"…. excluding these special factors, revenues were ¥18.1 billion higher compared to the same period last year."

Translation

October 21, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Third Quarter Sales 2008

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. CEO: Severin Schwan] announced today, its third quarter sales 2008(January 1 – September 30, 2008). Roche owns 59.9% of Chugai's outstanding shares (61.5% of voting rights) as of end of September 2008. Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation[PDF]

Chugai's sales for the period of January 1 to September 30, 2008 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Basel, 21 October 2008

Roche posts sustained double-digit sales growth for the first nine months of 2008

Full-year outlook confirmed

Roche Group

- Group sales up 10% in local currencies to 33.2 billion Swiss francs, excluding Tamiflu pandemic sales
- Including Tamiflu pandemic sales, Group sales total 33.3 billion francs, an increase of 6% in local currencies and 13% in US dollars, and a decline of 2% in Swiss francs
- Roche confirms full-year outlook
- Roche reaffirms commitment to Genentech offer

Pharmaceuticals Division

- Sales advance 10% in local currencies* — twice the global market growth rate
- Growth driven by key products in oncology, autoimmune, virology, metabolism/bone and transplantation portfolios
- Promising launch of Actemra for rheumatoid arthritis in Japan, Roche continuing to work with FDA following receipt of complete response letter in September

Diagnostics Division

- Divisional sales again outpace the market, increasing 11% in local currencies
- Professional Diagnostics and Applied Science continue to drive growth
- Diabetes Care posts solid growth in Latin America, Asia–Pacific and Japan, more than offsetting lower US sales
- Ventana continues to exceed expectations as integration nears successful completion

Unless otherwise stated, all growth rates are in local currencies
* Excluding Tamiflu pandemic sales

F. Hoffmann-La Roche Ltd
4070 Basel
Switzerland
Corporate Communications
Roche Group Media Relations
Tel. +41 61 688 88 88
Fax +41 61 688 27 75
www.roche.com

Commenting on the Group's sales performance in the first nine months of 2008, Roche CEO Severin Schwan said: 'The Roche Group maintained its strong growth in the third quarter. Sales by both the Pharmaceuticals and Diagnostics divisions[1] advanced at double-digit rates in local currencies, clearly outgrowing their respective markets. Based on this performance, we again expect a good full-year result and confirm our outlook for 2008. We are also pleased that the newly acquired Ventana business continues to exceed expectations and that the integration process is well advanced.'

Roche Group

Excluding Tamiflu pandemic sales

	2008	2007	% Change		
Sales from January to September	mCHF	mCHF	in CHF	in local currencies	in US dollars
Pharmaceuticals Division	26,062	25,726	+1	+10	+17
Roche Pharmaceuticals	16,294	15,668	+4	+10	+20
Genentech	7,536	7,850	-4	+11	+11
Chugai	2,232	2,208	+1	+3	+16
Diagnostics Division	7,112	6,823	+4	+11	+20
Roche Group	33,174	32,549	+2	+10	+17

Including Tamiflu pandemic sales

	2008	2007	% Change		
Sales from January to September	mCHF	mCHF	in CHF	in local currencies	in US dollars
Pharmaceuticals Division	26,193	27,124	-3	+4	+11
Roche Pharmaceuticals	16,423	16,792	-2	+3	+13
Genentech	7,536	7,850	-4	+11	+11
Chugai	2,234	2,482	-10	-8	+4
Diagnostics Division	7,112	6,823	+4	+11	+20
Roche Group	33,305	33,947	-2	+6	+13

See attachment to this release for details of quarterly sales growth

Sales by the Roche Group in the first nine months of 2008 increased by 6% in local currencies (-2% in Swiss francs; 13% in US dollars)[2] to 33.3 billion Swiss francs. Excluding Tamiflu pandemic sales to governments

[1] Excluding Tamiflu pandemic sales
[2] Unless otherwise stated, all growth rates are in local currencies

and corporations, sales rose 10% (2% in Swiss francs; 17% in US dollars). The rise in the Swiss franc against most currencies, particularly against the US dollar, resulted in Swiss franc growth being eight percentage points lower than growth in local currencies.

2008 full-year outlook confirmed

Barring unforeseen events, based on the sustained strong sales growth over the first nine months, Roche confirms its targets for full-year 2008. Excluding Tamiflu pandemic sales to governments and corporations, Roche anticipates a high single-digit increase in Group sales, with above-market sales growth in both divisions. Despite considerably lower Tamiflu pandemic sales and significantly higher R&D spending, Roche is aiming for 2008 Core EPS at constant exchange rates to remain at least in line with the record level achieved in 2007.

Pharmaceuticals Division

Strong underlying sales growth maintained

Despite the predicted sharp decline in Tamiflu pandemic sales versus the same period last year, Pharmaceuticals Division sales increased 4% in local currencies (-3% in Swiss francs; 11% in US dollars) to 26.2 billion Swiss francs. Excluding pandemic sales of Tamiflu, sales by the Pharmaceuticals Division grew 10% in local currencies — or twice the global market growth rate — driven primarily by the division's oncology, autoimmune disease, virology, metabolism/bone and transplant portfolios. Excluding pandemic Tamiflu, the division's growth rate in the third quarter was 10%. On the same basis, nine-month sales advanced 11% in North America (compared with 1% market growth)[3], 9% in Western Europe (vs 5% market growth), 11% in the CEMAI[4] countries (vs 11% market growth) and 3% in Japan (vs 3% market growth).

Oncology – all key products post solid double-digit growth

Oncology continues to be a key driver of growth for Roche. Combined sales of the division's oncology medicines advanced 15% to over 14 billion Swiss francs in the first nine months, with key products Avastin, MabThera/Rituxan, Herceptin, Tarceva and Xeloda recording sustained double-digit growth in all three quarters.

[3] Market growth here and elsewhere according to IMS (to end of June 2008)
[4] Central and Eastern Europe, Middle East, Africa, Central Asia, Indian Subcontinent

In the first nine months of 2008 overall sales (oncology and autoimmune diseases) of MabThera/Rituxan (rituximab), the leading treatment for patients with non-Hodgkin's lymphoma, grew 16% versus the prior-year period to 4.3 billion Swiss francs, with third-quarter sales advancing 15%. Sales of the product for cancer indications increased strongly. Growth in oncology is being driven by increasing use of MabThera/Rituxan for maintenance therapy of relapsed follicular lymphoma, increased adoption of optimal dosing regimens, and improved access in key emerging markets for all approved indications. In July Roche filed an application with the EU authorities for approval of MabThera as a first-line treatment of chronic lymphocytic leukemia (CLL), the most common form of adult leukemia. The filing was based on results from a major phase III trial (CLL8), which showed that combined treatment with MabThera and the current standard chemotherapy achieved significantly better outcomes than chemotherapy alone. In October Roche announced that a separate clinical trial of MabThera/Rituxan in patients with relapsed or refractory CLL (REACH) has met its primary end-point; patients treated with MabThera combined with the current standard chemotherapy showed a significant improvement in progression-free survival compared with patients who received chemotherapy alone. Full results of the study will be submitted for presentation at an upcoming medical meeting.

Sales of Herceptin (trastuzumab), for early and advanced HER2-positive breast cancer, increased 12% to 3.8 billion francs in the first nine months, with double-digit growth continuing in the third quarter (+14%). Growth is particularly strong in Japan due to continuing uptake of Herceptin for early breast cancer, an indication approved last February. Solid sales growth was also seen in Europe/Rest of World (RoW)[5], with strong gains recorded in key emerging markets.

Worldwide sales of Avastin (bevacizumab), for advanced colorectal, lung, breast and kidney cancer, grew 37% to 3.7 billion francs overall (+37% in the third quarter). The main growth is coming from Western Europe, driven primarily by increased use of the product for metastatic colorectal and breast cancer. Sales in Europe are also benefitting from the rollout of new indications and increasing uptake for non-small cell lung cancer and renal cell carcinoma. Genentech's rollout of the metastatic breast cancer indication in the US has further strengthened the product's position in that market. Sales in Japan continue to progress well. In September Genentech filed a supplementary application with the US Food and Drug Administration (FDA) for approval of Avastin in combination with interferon alfa to treat advanced renal cell carcinoma.

Data presented at the Congress of the European Society for Medical Oncology (ESMO) in September

---

[5] Roche defines Europe/Rest of World as covering Europe and all other countries except Japan and the United States

confirmed that Avastin in combination with chemotherapy is the only biologic that provides a statistically significant overall survival benefit to patients receiving first-line or second-line treatment for metastatic colorectal cancer. In addition, Avastin remains the only biologic offering a progression-free survival benefit in metastatic colorectal cancer, regardless of mutations in the K-Ras gene, and also the only biologic with a statistically significant overall survival benefit in K-Ras wild-type patients.

In October Roche announced topline results from a phase III study (BeTa Lung) investigating the addition of Avastin to Tarceva for the second-line treatment of patients with advanced non-small cell lung cancer. The data showed that, while the primary overall survival endpoint for the combination was not met, there was clear evidence of clinical activity, with improvements in the secondary endpoints of progression-free survival and response rate when Avastin was added to Tarceva. Further analyses, including post-progression therapy, are being conducted to explore the potential impact on the overall survival endpoint. No new safety signals for Avastin or Tarceva were reported, and the results do not affect the approved indications for Avastin and Tarceva. At the beginning of October the EU authorities approved a pediatric investigation plan for Avastin. The studies included in the plan will eventually provide physicians with new data on dosing and safety that can improve clinical outcomes specifically for children.

Sales of Tarceva (erlotinib), the only epidermal growth factor receptor (EGFR) inhibitor with proven survival benefits in the treatment of patients with advanced non-small cell lung cancer and pancreatic cancer, increased 24% to 885 million francs. Growth is being driven primarily by Western Europe, particularly France, Germany and Spain, and uptake is also strong in Japan and China. Increased volume and market penetration resulted in steady growth in the US. Expanding uptake in all regions reflects doctors' growing experience with the product.

Worldwide sales of Xeloda (capecitabine), an oral chemotherapy medicine for gastrointestinal and breast cancer, were up 14% to 880 million francs. Growth in Japan remained particularly strong for the third successive quarter, with solid gains also recorded in Europe/RoW and the United States. Xeloda is generating consistent double-digit.sales growth in China following its approval there earlier this year for advanced stomach cancer.

Anemia – NeoRecormon holding up well in a highly competitive market

Combined sales of Roche's NeoRecormon and Chugai's Epogin (epoetin beta), for anemia, declined 14% to 1.3 billion Swiss francs, reflecting the highly competitive market environment. In Europe, despite the market

entry of several biosimilar versions of epoetin alfa in the past 12 months, the market share of NeoRecormon has dropped only slightly, with sales down 12% in the first nine months. In Japan, where Epogin remains the market leader, sales declined 19% due primarily to sustained pricing pressure.

Mircera (methoxy polyethylene glycol-epoetin beta), for the treatment of symptomatic anemia associated with chronic kidney disease, is now approved in 66 countries worldwide and has been launched in 28 so far, including several major EU markets. Physician feedback from the early launch markets is positive, and sales are progressing as Roche wins more contracts.

Transplantation – CellCept continues to record double-digit growth

CellCept (mycophenolate mofetil), the world's most widely used immunosuppressant medication, recorded worldwide sales of 1.5 billion Swiss francs in the nine months to 30 September, an increase of 14% over the year-earlier period.

Virology – Pegasys continues to expand market share in major markets

Sales of Pegasys (peginterferon alfa-2a), the world's leading pegylated interferon, for the treatment of hepatitis B and C, totalled 1.2 billion francs in the first nine months of 2008, a rise of 6% over the same period last year. Sales were driven by strong growth in Japan (+62%) and key emerging markets. Pegasys continues to expand its market share in all mature markets, including the US and major EU countries.

Global sales of Tamiflu (oseltamivir), for the treatment and prevention of influenza, declined 69% to 428 million Swiss francs in the first nine months of 2008. The decline is due to the expected sharp fall-off in pandemic stockpiling sales of the product (down 1.3 billion francs for the period versus 2007), which substantially outweighed the increase in seasonal sales recorded earlier in the year. No significant additional pandemic orders were received in the first nine months. The US, Canadian, South Korean and Hong Kong authorities have extended the shelf life of government stockpiles of Tamiflu to seven years, and data have been filed to support similar extensions in other countries.

Combined sales of Valcyte (valgancyclovir) and Cymevene (ganciclovir), the standard of care for the treatment of cytomegalovirus disease in transplant patients and people with HIV/AIDS, maintained their robust growth into the third quarter and advanced 11% to 404 million Swiss francs overall in the first nine months of 2008. In July the FDA granted pediatric exclusivity for Valcyte in the United States until September 2015.

Autoimmune diseases – MabThera/Rituxan continues to gain ground in rheumatoid arthritis

Worldwide uptake of MabThera/Rituxan (rituximab) for the treatment of rheumatoid arthritis (RA) was strong throughout the first nine months of 2008. MabThera/Rituxan, the first and only selective B cell therapy approved for RA, is now established as a proven choice for patients with inadequate response to tumour necrosis factor (TNF) inhibitor therapy. Observational data showing the superiority of MabThera/Rituxan over sequential use of TNF inhibitors and the product's increasingly positive long-term efficacy and safety profile are convincing more and more rheumatologists to switch patients to MabThera/Rituxan following inadequate response to their first TNF inhibitor.

Actemra (tocilizumab) represents a new approach to the treatment of rheumatoid arthritis. Following the medicine's approval in Japan for RA and related pediatric indications earlier this year, uptake has been very encouraging. In September, in a complete response letter to Roche's US marketing application for Actemra, the Food and Drug Administration (FDA) requested additional documentation related to the product's manufacturing and certain other components such as final labelling. The FDA has not requested any additional clinical studies. Roche is continuing to work with the FDA to promptly address the agency's requests.

Metabolic Diseases – **Bonviva/Boniva posts strong sales growth**

Global sales of Bonviva/Boniva (ibandronic acid), for the treatment of postmenopausal osteoporosis, grew 41% to 775 million Swiss francs in the first nine months of 2008. Market-share gains are supporting robust growth in Europe/RoW and the United States despite the entry of generic versions of competitor products in the US and Europe.

Development – **major projects on track**

As of 30 September 2008, the Pharmaceuticals Division's R&D pipeline (phase I to III/registration) included 65 new molecular entities (NMEs) and 54 additional indications (AIs). During the third quarter four projects entered phase I and another entered phase III development. One phase II project was discontinued; no phase III projects were discontinued. Since the beginning of 2008 the division has initiated ten major phase III clinical programmes.

Pertuzumab, a HER dimerisation inhibitor, is being developed by Roche and Genentech as a potential treatment for breast cancer. Recruitment of patients for a phase III study of pertuzumab combined with Herceptin and docetaxel in HER2-positive metastatic breast cancer (CLEOPATRA) is proceeding according

to plan. Patients are also being enrolled in a phase II study of neoadjuvant (presurgical) treatment with pertuzumab plus Herceptin in early HER2-positive breast cancer (NEOSPHERE).

Ocrelizumab is a humanised anti-CD20 monoclonal antibody being developed by Roche, Genentech and Chugai for the treatment of autoimmune diseases. An extensive phase III programme involving 3000 patients with rheumatoid arthritis is ongoing, while recruitment for a phase III trial in lupus nephritis is continuing as planned. In addition, a phase IIb trial of the drug in relapsing-remitting multiple sclerosis started in July 2008 and is currently enrolling patients.

Recruitment of patients for a phase III clinical trial of the cholesteryl ester transfer protein (CETP) inhibitor dalcetrapib (R1658, JTT-705) is proceeding according to plan. Dalcetrapib increases levels of high-density lipoprotein cholesterol (HDLC, or 'good' cholesterol), thereby potentially reducing the risk of cardiovascular disease and death in high-risk patients.

Phase III testing of taspoglutide (R1583, BIM 51077), a long-acting glucagon-like peptide-1 (GLP-1) analogue being developed for the treatment of type 2 diabetes, commenced in July.

Development of R1626, a polymerase inhibitor being investigated as a treatment for infection with hepatitis C virus (HCV), was terminated in the third quarter due to new and unexpected safety findings from a phase IIb study. Roche's pipeline of direct antiviral agents for HCV remains robust, with another polymerase inhibitor, R7128 (collaboration with Pharmasset), and a protease inhibitor, R7227 (collaboration with InterMune) in clinical development. Both agents are being investigated in combination with Pegasys and Copegus (ribavirin).

Diagnostics Division

Professional Diagnostics and Applied Science continue to drive sales growth

In the first nine months of 2008 Roche's Diagnostics Division recorded sales of 7.1 billion Swiss francs, an increase of 11% in local currencies (4% in Swiss francs, 20% in US dollars). Divisional sales again grew ahead of or in line with the market in all regions, making especially strong gains in Latin America, Asia–Pacific and Japan. All five business areas increased their sales for the period, with the biggest contributions to growth again coming from the Professional Diagnostics and Applied Science units. Ventana, the tissue diagnostics business acquired in February, posted sales of 261 million Swiss francs in the eight months to 30 September 2008, accounting for 4% of the division's nine-month revenues.

Professional Diagnostics — further market share gains for immunodiagnostics

Roche Professional Diagnostics' nine-month sales rose 9% to 3,270 million Swiss francs. Sales of serum work area (clinical chemistry and immunochemistry) systems grew 10% for the period, well above the estimated market growth rate (4%).[6] Immunochemistry gained further market share on sales growth of 19%. New placements of cobas 6000 instruments helped drive this growth, as did strong uptake of the anti-HCV assay (diagnosis of hepatitis C) launched for all cobas and Elecsys systems in the first half of 2008. Clinical chemistry sales grew 2% amid continuing price erosion in this more established market.

The US Food and Drug Administration (FDA) approved three new immunoassays for the cobas, Elecsys and Modular Analytics platforms, including a fully automated anti-TSH receptor assay (diagnosis of Grave's disease) and an assay for anti-CCP antibodies (highly specific test for the diagnosis of rheumatoid arthritis), both launched in ex-US markets earlier this year. An assay for Toxo IgG (determination of toxoplasmosis status) was also approved. The launch (ex US) in July of the cobas c 311 — a stand-alone clinical chemistry analyser — rounds out Roche's offerings for the low-volume testing segment.

Hematology sales were up strongly in the EMEA region (Europe, Middle East and Africa), Asia-Pacific and Latin America. Growth was driven mainly by placements of the Sysmex XS 1000i, one of a new line of compact, fully automated analysers.

Point-of-care cardiac assays posted solid double-digit sales growth, fuelled by increased uptake of the Roche Cardiac proBNP assay and the cobas h 232 portable cardiac testing device. Placements of Accu-Chek Inform

---

[6] Diagnostics market growth according to company estimates and various industry reports

II, the first wireless-enabled hospital blood glucose meter, were also a growth driver. Coagulation monitoring sales again showed strong double-digit growth, driven mainly by the CoaguChek XS monitor for professional use and patient self-testing.

Diabetes Care — strong growth of new product sales continues

Roche Diabetes Care's sales rose 2% to 2,207 million Swiss francs in the first nine months of 2008. Solid mid-single-digit growth in Japan and double-digit gains in Asia-Pacific, Latin America and the agency business more than offset lower nine-month US sales. Following a strong second quarter, US sales fell in the third quarter as a result of a significant decrease in sales of older monitoring products, strong competition in insulin delivery systems and price declines.

Sales of the Accu-Chek Aviva, now Roche Diabetes Care's top-selling blood glucose monitoring system, showed strong double-digit growth for the period. The rollout of the Accu-Chek Performa system also continues to drive growth, particularly in emerging markets. Uptake of the new Accu-Chek Compact Plus meter has been very strong, helping to revitalise Accu-Chek Compact strip sales, which grew at a combined double-digit rate in those countries where the device was launched in the fourth quarter of 2007. The global rollout of the Accu-Chek Compact Plus will be completed in November.

Molecular Diagnostics — growth in core business continues, preparing for new markets

Roche Molecular Diagnostics' nine-month sales advanced 4% to 828 million Swiss francs. Virology sales grew 4%, driven by continued placements of automated platforms for HIV and hepatitis B and C (HBV, HCV) testing in Asia-Pacific, EMEA and the US. Blood screening sales declined 2% for the period, with new contracts offset by pricing pressures and the ongoing effect of accounts lost in 2007.

In September the FDA approved the Cobas TaqMan HBV Test. This is the first quantitative test for hepatitis B DNA to be approved in the US, offering a significantly wider dynamic range than any other HBV monitoring test currently on the US market. The hepatitis C viral load test for the automated Cobas AmpliPrep/Cobas TaqMan platform is currently under FDA review. These tests, which complement the automated HIV-1 viral load test launched in 2007, are expected to play an important role in meeting US needs for automated hepatitis testing. Roche's automated viral load tests are also available in ex-US markets.

The cobas TaqScreen MPX Test, a multiplex blood screening assay for simultaneous detection of HIV-1 (groups M&O), HIV-2, HCV and HBV, is in the final stages of FDA review. The test will run in the US on the

fully automated cobas s 201 system. Since September the Japanese Red Cross has been using the MPX Test on the fully integrated cobas s 401 system to screen 100% of the Japanese blood supply.

Most European markets have completed the transition to the Cobas TaqMan CT Test v2.0, which received CE Mark certification in June. This dual target test, now launched in Europe, Asia-Pacific and Latin America, enables reliable screening of all known strains of *Chlamydia trachomatis*, the cause of the most commonly reported bacterial sexually transmitted disease.

Recruitment continues for the study initiated earlier this year to support US filings for Roche's HPV (human papillomavirus) detection and genotyping tests. These tests are designed to support improved cervical cancer screening.

Applied Science — further strong growth in genomics

Roche Applied Science posted nine-month sales of 546 million Swiss francs. This was an increase of 19% for the period, or roughly three times the estimated market growth rate. Sales of sequencing products, led once again by the ultra-fast Genome Sequencer FLX, nearly doubled despite increased pressure from competitors. Products for real-time quantitative PCR (qPCR) analysis, particularly the LightCycler 480 instruments, delivered strong double-digit growth. Roche NimbleGen microarrays also contributed to sales.

In late September RAS launched its GS FLX Titanium series of next-generation sequencing products (including new reagents and software). Compared with standard FLX sequencing, Titanium increases throughput by a factor of five. Roche NimbleGen's SeqCap arrays are now available worldwide. Other major launches included MagNa Pure 2.0, a redesigned and improved instrument for automated qPCR sample preparation, and the first of a new family of pre-plated, ready-to-use qPCR assays called RealTime *ready*.

Tissue Diagnostics — strong double-digit growth continues

Ventana, the US-based leader in tissue diagnostics acquired in February, continues to perform even more strongly than expected during the post-merger integration phase. Commercial operations outside North America have now largely been integrated into Roche, and efforts are well under way to expand the business into new markets in Europe and Latin America.

Roche's consolidated nine-month results include Ventana sales totalling 261 million Swiss francs, representing sales from the date of acquisition to 30 September 2008. These additional sales contributed four

percentage points to the Diagnostics Division's local-currency sales growth. On a stand-alone basis, Ventana's sales for the entire nine-month period reached 270 million US dollars, an increase of 24% in local currencies (27% in US dollars) over the same period in 2007. This was well above market growth.

Advanced staining (immunohistochemistry and *in situ* hybridisation) remained the biggest growth driver, delivering robust reagent sales and an even stronger than expected rise in instrument sales. BenchMark Ultra, enabling continuous and random access for expedited diagnosis, was launched in the US in early September. It is expected to have a significant positive impact on sales and market share for Ventana's core advanced staining business. US placements of the Symphony primary (hematoxylin and eosin) staining instrument accelerated in the third quarter, helped by the July launch of enhancements further improving system reliability and staining interpretation. The Vantage workflow solution, launched in the US in May 2008, also contributed to sales growth. Vantage is the first complete workflow information management system for the anatomical pathology laboratory, providing tracking capabilities that streamline and integrate lab work and information flows for greater productivity and patient safety.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totalled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2008-10-21
- Roche Pharma pipeline: www.roche.com/pipeline.htm
- Roche Diagnostics pipeline: www.roche.com/diagnostics_portfolio
- Roche Finance Info System: rofis.roche.com/dynasight/rofis.html

Next events

- Full-year results 2008: 4 February 2009 (tentative date)

Roche Group Media Relations

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head)
- Alexander Klauser
- Martina Rupp
- Claudia Schmitt
- Elina Ämmälä

1. Sales January to September 2008 and 2007

	2008	2007	% change	
January – September	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	26,193	27,124	-3	+4
Roche Pharmaceuticals	16,423	16,792	-2	+3
Genentech	7,536	7,850	-4	+11
Chugai	2,234	2,482	-10	-8
Diagnostics Division	7,112	6,823	+4	+11
Roche Group	33,305	33,947	-2	+6

2. Sales January to September 2008 and 2007 excluding Pandemic Tamiflu*

	2008	2007	% change	
January – September	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	26,062	25,726	+1	+10
Roche Pharmaceuticals	16,294	15,668	+4	+10
Genentech	7,536	7,850	-4	+11
Chugai	2,232	2,208	+1	+3
Diagnostics Division	7,112	6,823	+4	+11
Roche Group	33,174	32,549	+2	+10

* excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales

3. Quarterly local sales growth by Division in 2007 and 2008

	Q4 2007 vs. Q4 2006	Q1 2008 vs. Q1 2007	Q2 2008 vs. Q2 2007	Q3 2008 vs. Q3 2007
Pharmaceuticals Division	+5	+1	+5	+8
Roche Pharmaceuticals	+7	+1	+3	+6
Genentech	+6	+9	+9	+14
Chugai	-8	-23	+2	-1
Diagnostics Division	+8	+9	+13	+11
Roche Group	+6	+2	+7	+9

4. Quarterly local sales growth by Division in 2007 and 2008 excluding Pandemic Tamiflu*

	Q4 2007 vs. Q4 2006	Q1 2008 vs. Q1 2007	Q2 2008 vs. Q2 2007	Q3 2008 vs. Q3 2007
Pharmaceuticals Division	+11	+9	+10	+10
Roche Pharmaceuticals	+14	+11	+11	+8
Genentech	+6	+9	+9	+14
Chugai	+4	-2	+2	+10
Diagnostics Division	+8	+9	+13	+11
Roche Group	+10	+9	+10	+10

* excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales

5. Quarterly sales by Division in 2007 and 2008

CHF millions	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Pharmaceuticals Division	8,856	9,659	8,568	8,689	8,936
Roche Pharmaceuticals	5,425	6,178	5,498	5,440	5,485
Genentech	2,623	2,564	2,399	2,468	2,669
Chugai	808	917	671	781	782
Diagnostics Division	2,264	2,527	2,287	2,460	2,365
Roche Group	11,120	12,186	10,855	11,149	11,301

6. Quarterly sales by Division in 2007 and 2008 excluding Pandemic Tamiflu*

CHF millions	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Pharmaceuticals Division	8,664	9,201	8,523	8,639	8,900
Roche Pharmaceuticals	5,314	5,736	5,455	5,390	5,449
Genentech	2,623	2,564	2,399	2,468	2,669
Chugai	727	901	669	781	782
Diagnostics Division	2,264	2,527	2,287	2,460	2,365
Roche Group	10,928	11,728	10,810	11,099	11,265

* excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales

7. Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD September 2008: US, Japan and Europe/Rest of World

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	4,339	16%	2,113	14%	146	11%	2,080	20%
Herceptin	3,769	12%	1,106	9%	162	38%	2,501	13%
Avastin	3,702	37%	2,067	15%	128	878%	1,507	74%
CellCept	1,523	14%	705	16%	28	16%	790	11%
NeoRecormon/Epogin	1,319	-14%	-	-	328	-19%	991	-12%
Pegasys	1,190	6%	275	11%	67	62%	848	2%
Tarceva	885	24%	359	12%	31	-	495	28%
Xeloda	880	14%	297	9%	33	71%	550	14%
Bonviva/Boniva	775	41%	467	33%	-	-	308	59%
Lucentis	686	4%	686	4%	-	-	-	-
Tamiflu	428	-69%	360	-27%	17	-95%	51	-92%
Valcyte/Cymevene	404	11%	182	8%	-	-	222	14%
Xolair	404	9%	404	9%	-	-	-	-
Xenical	390	-14%	35	-39%	-	-	355	-10%
Pulmozyme	357	11%	195	12%	-	-	162	8%
Nutropin	301	-3%	292	-3%	-	-	9	-8%
Neutrogin	290	1%	-	-	290	1%	-	-
Rocephin	252	-11%	4	-73%	42	2%	206	-9%
Activase/TNKase	245	-5%	212	-7%	-	-	33	9%
Madopar	231	4%	-	-	14	5%	217	4%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

[2] versus YTD September 2007

8. Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2007 and 2008

	Q4 2007 vs. Q4 2006	Q1 2008 vs. Q1 2007	Q2 2008 vs. Q2 2007	Q3 2008 vs. Q3 2007
MabThera/Rituxan	12%	17%	16%	15%
Herceptin	14%	11%	12%	14%
Avastin	41%	35%	38%	37%
CellCept	16%	11%	16%	14%
NeoRecormon/Epogin	-15%	-13%	-14%	-15%
Pegasys	14%	-3%	10%	12%
Tarceva	24%	28%	27%	18%
Xeloda	22%	13%	14%	14%
Bonviva/Boniva	63%	56%	47%	26%
Lucentis	-9%	-5%	2%	15%
Tamiflu	-46%	-64%	-86%	-56%
Valcyte/Cymevene	7%	9%	10%	13%
Xolair	2%	6%	7%	12%
Xenical	-17%	-11%	-21%	-9%
Pulmozyme	13%	15%	11%	6%
Nutropin	-8%	-5%	-5%	1%
Neutrogin	14%	1%	1%	0%
Rocephin	-4%	-4%	-13%	-16%
Activase/TNKase	-2%	-3%	-11%	-2%
Madopar	14%	0%	9%	4%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

9. **Pharmaceuticals Division quarterly local product sales growth[1] US in 2007 and 2008**

	Q4 2007 vs. Q4 2006	Q1 2008 vs. Q1 2007	Q2 2008 vs. Q2 2007	Q3 2008 vs. Q3 2007
MabThera/Rituxan	4%	14%	13%	14%
Herceptin	1%	9%	3%	15%
Avastin	23%	13%	15%	18%
CellCept	17%	14%	15%	20%
NeoRecormon/Epogin	-	-	-	-
Pegasys	-3%	-10%	5%	45%
Tarceva	5%	10%	17%	9%
Xeloda	19%	16%	5%	9%
Bonviva/Boniva	40%	47%	39%	16%
Lucentis	-9%	-5%	2%	15%
Tamiflu	52%	83%	-87%	6%
Valcyte/Cymevene	3%	11%	5%	7%
Xolair	2%	6%	7%	12%
Xenical	-46%	-35%	-46%	-33%
Pulmozyme	10%	10%	14%	13%
Nutropin	-8%	-6%	-4%	1%
Neutrogin	-	-	-	-
Rocephin	-32%	-34%	-85%	-
Activase/TNKase	0%	-6%	-12%	-2%
Madopar	-	-	-	-

[1] Roche Pharmaceuticals and Genentech combined

10. Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2007 and 2008

	Q4 2007 vs. Q4 2006	Q1 2008 vs. Q1 2007	Q2 2008 vs. Q2 2007	Q3 2008 vs. Q3 2007
MabThera/Rituxan	2%	13%	11%	8%
Herceptin	0%	16%	29%	69%
Avastin	-	-	1567%	442%
CellCept	18%	13%	21%	15%
NeoRecormon/Epogin	-22%	-16%	-29%	-9%
Pegasys	53%	98%	53%	49%
Tarceva	-	-	-	-
Xeloda	14%	48%	73%	88%
Bonviva/Boniva	-	-	-	-
Lucentis	-	-	-	-
Tamiflu	-58%	-93%	-78%	-98%
Valcyte/Cymevene	-	-	-	-
Xolair	-	-	-	-
Xenical	-	-	-	-
Pulmozyme	-	-	-	-
Nutropin	-	-	-	-
Neutrogin	14%	1%	1%	0%
Rocephin	-1%	9%	-2%	-1%
Activase/TNKase	-	-	-	-
Madopar	3%	5%	5%	6%

[1] Chugai

11. **Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2007 and 2008**

	Q4 2007 vs. Q4 2006	Q1 2008 vs. Q1 2007	Q2 2008 vs. Q2 2007	Q3 2008 vs. Q3 2007
MabThera/Rituxan	25%	21%	21%	17%
Herceptin	23%	12%	15%	11%
Avastin	80%	78%	78%	67%
CellCept	14%	8%	16%	9%
NeoRecormon/Epogin	-11%	-13%	-7%	-17%
Pegasys	20%	-4%	9%	1%
Tarceva	47%	40%	28%	17%
Xeloda	25%	11%	18%	14%
Bonviva/Boniva	160%	77%	61%	45%
Lucentis	-	-	-	-
Tamiflu	-92%	-94%	-83%	-93%
Valcyte/Cymevene	11%	8%	16%	19%
Xolair	-	-	-	-
Xenical	-11%	-7%	-17%	-6%
Pulmozyme	17%	22%	8%	-3%
Nutropin	-10%	-1%	-12%	-10%
Neutrogin	-	-	-	-
Rocephin	-3%	-3%	-9%	-13%
Activase/TNKase	-16%	30%	1%	1%
Madopar	15%	0%	9%	4%

[1] Roche Pharmaceuticals

12. Top 20 Pharmaceuticals Division quarterly product sales[1] in 2007 and 2008

CHF millions	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
MabThera/Rituxan	1,380	1,432	1,407	1,460	1,472
Herceptin	1,209	1,261	1,225	1,249	1,295
Avastin	1,062	1,135	1,131	1,220	1,351
CellCept	485	548	487	523	513
NeoRecormon/Epogin	518	510	442	450	427
Pegasys	383	447	369	416	405
Tarceva	271	288	286	301	298
Xeloda	290	312	281	292	307
Bonviva/Boniva	230	283	241	266	268
Lucentis	239	228	215	225	246
Tamiflu	257	512	278	49	101
Valcyte/Cymevene	137	144	125	136	143
Xolair	145	138	125	134	145
Xenical	151	142	136	128	126
Pulmozyme	124	128	117	120	120
Nutropin	118	113	97	98	106
Neutrogin	100	110	95	97	98
Rocephin	95	100	91	85	76
Activase/TNKase	92	88	83	81	81
Madopar	76	83	74	80	77

[1] Roche Pharmaceuticals, Genentech and Chugai combined

13. Pharmaceuticals Division quarterly product sales[1] in US in 2007 and 2008

CHF millions	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
MabThera/Rituxan	718	709	675	706	732
Herceptin	384	375	363	349	394
Avastin	718	693	642	671	754
CellCept	232	290	215	243	247
NeoRecormon/Epogin	-	-	-	-	-
Pegasys	75	111	81	95	99
Tarceva	121	129	119	123	117
Xeloda	114	123	89	97	111
Bonviva/Boniva	150	190	153	159	155
Lucentis	239	228	215	225	246
Tamiflu	98	398	234	30	96
Valcyte/Cymevene	69	73	54	62	66
Xolair	145	138	125	134	145
Xenical	17	13	14	12	9
Pulmozyme	68	67	61	65	69
Nutropin	115	108	94	94	104
Neutrogin	-	-	-	-	-
Rocephin	5	1	3	1	0
Activase/TNKase	80	76	71	71	70
Madopar	-	-	-	-	-

[1] Roche Pharmaceuticals and Genentech combined

14. Pharmaceuticals Division quarterly product sales[1] in Japan in 2007 and 2008

CHF millions	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
MabThera/Rituxan	49	55	43	52	51
Herceptin	39	44	42	56	64
Avastin	10	23	28	43	57
CellCept	9	10	8	11	9
NeoRecormon/Epogin	124	146	103	114	111
Pegasys	17	23	19	22	26
Tarceva	-	2	8	12	11
Xeloda	7	8	8	12	13
Bonviva/Boniva	-	-	-	-	-
Lucentis	-	-	-	-	-
Tamiflu	81	69	16	0	1
Valcyte/Cymevene	-	-	-	-	-
Xolair	-	-	-	-	-
Xenical	-	-	-	-	-
Pulmozyme	-	-	-	-	-
Nutropin	-	-	-	-	-
Neutrogin	100	110	95	97	98
Rocephin	14	16	13	15	14
Activase/TNKase	-	-	-	-	-
Madopar	4	6	4	5	5

[1] Chugai

15. Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2007 and 2008

CHF millions	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
MabThera/Rituxan	613	668	689	702	689
Herceptin	786	842	820	844	837
Avastin	334	419	461	506	540
CellCept	244	248	264	269	257
NeoRecormon/Epogin	394	364	339	336	316
Pegasys	291	313	269	299	280
Tarceva	150	157	159	166	170
Xeloda	169	181	184	183	183
Bonviva/Boniva	80	93	88	107	113
Lucentis	-	-	-	-	-
Tamiflu	78	45	28	19	4
Valcyte/Cymevene	68	71	71	74	77
Xolair	-	-	-	-	-
Xenical	134	129	122	116	117
Pulmozyme	56	61	56	55	51
Nutropin	3	5	3	4	2
Neutrogin	-	-	-	-	-
Rocephin	76	83	75	69	62
Activase/TNKase	12	12	12	10	11
Madopar	72	77	70	75	72

[1] Roche Pharmaceuticals

Roche: Building on strength

Q3 '08: Analyst call

October 21, 2008



This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation, among others:

1 pricing and product initiatives of competitors;
2 legislative and regulatory developments and economic conditions;
3 delay or inability in obtaining regulatory approvals or bringing products to market;
4 fluctuations in currency exchange rates and general financial market conditions;
5 uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products;
6 increased government pricing pressures;
7 interruptions in production
8 loss of or inability to obtain adequate protection for intellectual property rights;
9 litigation;
10 loss of key executives or other employees; and
11 adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please see full prescribing information on our website – www.roche.com

Group

Severin Schwan
Chief Executive Officer



Our business model works - also in the current environment

Short term

- Acting from a position of stability and strength: ~CHF 3 bn organic sales growth[1]
- Products serving high medical needs - less exposed to economic climate

Long term

- Demand will remain for products with clear medical value
- Progress in science will lead to more targeted treatment options
- Well positioned with an innovation-focused business model leveraging Pharma & Diagnostics

Genentech minority buy-out

- Roche reaffirms commitment to Genentech offer and a negotiated agreement

[1] YTD Sept 2008, excluding Tamiflu government and corporate pandemic sales

Continued strong growth in both divisions

CHF bn	YTD 9'07	YTD 9'08	% change in CHF	% change in local	USD growth
Pharmaceuticals	27.1	26.2	-3	4	11
excl. Tamiflu pandemic	25.7	26.1	1	10	17
Diagnostics	6.8	7.1	4	11	20
Roche Group	33.9	33.3	-2	6	13
excl. Tamiflu pandemic	32.5	33.2	2	10	17

YTD Sept '08: ~CHF 3 bn organic growth

Strong underlying growth impacted by currency and Tamiflu effect


+10%
+11%
+3%
+11%
+10%
-89%
+6%
-2%
CHF m
1,562
819
72
756
3,209
Tamiflu pan-demic
1,963
Roche Pharma
GNE
Chugai
Dia Div
Group
Group incl. Tamiflu pan-demic
FX
Group CHF
Excluding Tamiflu pandemic

Reconfirming objectives for 2008

Sales

- High single-digit local currency sales increase for Roche Group (excl. Tamiflu pandemic[1])
- Above-market sales growth[1] in both divisions

Core EPS

- Core earnings per share target[2] at least at record 2007 level despite significant increase in R&D investment and considerably lower Tamiflu pandemic sales

Shareholder return

- Continuous increase in dividend pay-out ratio over the next 3 years

[1] Excluding government and corporate stockpiling orders of Tamiflu for pandemic use
[2] At constant exchange rates

Barring unforeseen events

Pharmaceuticals Division

William M. Burns
CEO Roche Pharmaceuticals



Q3 '08: Highlights in Pharma

Short, medium and long-term opportunities on track

Very solid current business momentum

- All businesses outgrow their markets

Medium-term growth opportunities on track

- *New clinical data:* MabThera in relapsed CLL[1]: topline data phase III announced
- *Two major filings:* Avastin with docetaxel in 1st line mBC (EU) and MabThera in 1st line CLL (EU)
- *Regulatory up-date:* Actemra in RA - positive FDA Advisory Committee recommendation; Complete response letter received, working with FDA to address outstanding matters, CHMP review on track

Long-term growth projects initiated

- YTD 10 major new phase III projects started
- GLP-1 (diabetes): phase III recruitment started in Q3
- T-DM1 (breast cancer): phase III "go" decision taken

[1]CLL=Chronic Lymphocytic Leukemia

Pharma: Strong underlying momentum

Sales CHF m	YTD 9'07	YTD 9'08	% change in CHF	% change in local	USD growth
Roche Pharma	16,792	16,423	-2	3	13
excl. Tamiflu pandemic	15,668	16,294	4	10	20
Genentech	7,850	7,536	-4	11	11
Chugai	2,482	2,234	-10	-8	4
excl. Tamiflu pandemic	2,208	2,232	1	3	16
Pharmaceuticals	**27,124**	**26,193**	**-3**	**4**	**11**
excl. Tamiflu pandemic	**25,726**	**26,062**	**1**	**10**	**17**

Growth momentum maintained

Roche

	2007 vs. 2006[1]				2008 vs. 2007[1]			USD growth		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q1	Q2	Q3
Pharmaceuticals Division	**20**	**16**	**6**	**5**	**1**	**5**	**8**	**8**	**13**	**13**
excl. Tamiflu pandemic[2]	**16**	**14**	**12**	**11**	**9**	**10**	**10**	**17**	**18**	**15**
Roche Pharma	18	13	1	7	1	3	6	11	14	13
Genentech	30	26	18	6	9	9	14	9	9	14
Chugai	11	2	8	-8	-23	2	-1	-13	18	8

[1] Local Currency
[2] Tamiflu corporate and government pandemic sales; all figures in %.

YTD Sept '08: Risk-diversified business continues to outperform the market

Roche

Local sales growth


Division
10%
5%
Europe
9%
6%
North America
11%
1%
Latin America
12%
13%
Asia/Pacific
10%
16%
Japan
3%
3%
Other
-3%
Roche excl. Tamiflu pandemic
IMS YTD June '08

Key products account for >70% of business


80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
2007
2008
Boniva
Tarceva
Xeloda
Pegasys
CellCept
NeoRecormon/ Epogin
Avastin
Herceptin
MabThera/ Rituxan

Therapeutic areas: quarter review

Pipeline summary

Oncology: Europe/RoW continues impressive growth



Oncology sales
YTD Sept (CHF bn)
local growth
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
+15 %
6%
12%
+20 %
YTD 9 04'
YTD 9 05'
YTD 9 06'
YTD 9 07'
YTD 9 08'
Europe/RoW
US
Japan

Double-digit growth outside the US

Europe/RoW

- Continued strong increase in Avastin utilization across four approved tumor types
- Emerging markets contributing to continued MabThera, Herceptin, Tarceva growth - Avastin still untapped potential

Japan

- Important progress made in portfolio roll-out
  - Avastin, Tarceva, Herceptin (adjuvant) launches

Oncology: All products grow double digit

Roche

Major brands



YTD Sept '08 vs. YTD '07
local growth
MabThera Rituxan
+16 %
Herceptin
+12 %
Avastin
+37 %
Tarceva
+24 %
Xeloda
+14 %
YTD '08
YTD '07
CHF bn
0
1
2
3
4
5

- MabThera/Rituxan: Growth driven by increased use in iNHL maintenance (EU), NHL induction (ex-US) and RA
- Herceptin: Strongly increasing utilization in emerging markets; adjBC penetration 75% (top 5 EU) and 80% (US)
- Avastin: Growth driven by increasing use in mBC (US), rollout of mCRC, mBC, mNSCLC, mRCC in EU, and successful mCRC launch in Japan
- Tarceva: Continued growth, particularly in the EU; promising launch in Japan
- Xeloda: Continued double-digit growth, particularly strong in Japan (+71%) and China

15

Oncology: Q3 '08 pipeline update

Significant newsflow before end of year

Roche

MabThera in relapsed CLL: REACH

Randomized ph. III, 552 patients
Fludarabine+cyclophosphamide
+/-MabThera
met primary endpoint (PFS)

Filing 2009

Tarceva+Avastin in 2nd line NSCLC: BETA lung

Tarceva+/-Avastin
improvement in PFS / RR benefit
OS not significant

EU filing under evaluation

Avastin in 1st line mBC: RIBBON-1

Phase III study, 1238 patients,
2 primary analyses:
Anthracycline-/taxane-based +/- Avastin,
and Xeloda +/- Avastin

Expect topline data Q4 '08

Tarceva 1st line maintenance NSCLC: SATURN

4 chemo cycles followed by T vs. placebo
Enrollment completed Q2 '08
Potentially label-enabling for Tarceva

Expect topline data Q4 '08

16

MabThera in CLL: an important opportunity in EU/RoW

Roche

Treatable CLL patients per year (top 5 EU): ~17'000
(~50% of the number of treatable patients with indolent NHL)

1st line Treatment choice ~8,500 patients	current	Chemotherapy ~ 80% of patients	Immuno-chemotherapy ~20% of patients	
	future	MabThera + chemotherapy		
Relapsed Treatment choice ~8,500 patients	current	Chemotherapy ~57% of patients	Immuno-chemotherapy ~29% of patients	alemtuzumab ~14% of patients
	future	MabThera + chemotherapy		

■ Current main treatment paradigm □ Future main treatment paradigm

Conference call from ASH 2008 in December

17

Source: Genactis Top 5 EU Q4 2007 (all CLL patients); values are rounded

Maintaining leadership in oncology

Building on our key areas of expertise

Roche

New molecular entities	Key features	Potential patient benefit	Stage of development
Anti-CD 20 (building on MabThera)			
R7159/GA101 (3rd generation)	Glyco-engineered type II antibody, fully humanized; ADCC↑, CDC↓ direct cell death↑	Significantly improved efficacy	ph. I /II NHL, CLL
Anti-HER2 (building on Herceptin)			
Pertuzumab	Inhibition of HER2 dimerisation	Improved efficacy in combo with Herceptin	ph. III mBC ph. II mNSCLC
Trastuzumab-DM1	Anti-microtubule linked to Herceptin	Reduced side effects, superior efficacy	ph. II mBC ph. III 'go'
Angiogenesis (building on Avastin)			
R7334 / TB-403 Anti-PIGF mAb	mAb against placental growth factor (PIGF); blocks a pro-angiogenic factor	Adding efficacy to Avastin in combo or sequentially	ph. I

Inflammation/Autoimmune/Transplantation

Growing in rheumatoid arthritis



CHF bn (as reported)
Sept YTD '08 vs. Sept YTD '07 local growth
+19 %
40 %
+30 %
54 %
+11 %
2.5
2.0
1.5
1.0
0.5
0.0
YTD 9 '05
YTD 9 '06
YTD 9 '07
YTD 9 '08
Europe/RoW
US
Japan

Q3 2008

CellCept

- Double-digit growth continues

MabThera/Rituxan in RA

- Market penetration in RA continues to increase strongly

Actemra

- Good initial uptake in Japan
- LITHE (X-ray study) met 1 yr primary end point, data at ACR
- Positive FDA panel on July 29th 2008; CRL[1] received; working with FDA to address outstanding matters, EU review on track

[1] Complete Response Letter

Virology: Pegasys back to growth

Tamiflu in line with expectations

Major brands



YTD Sept '08 vs. YTD '07 local growth
Pegasys
+6 %
Cymevene
Valcyte
+11 %
Tamiflu
-69 %
YTD 08
YTD 07
CHF bn
0
0.5
1
1.5
2

Tamiflu quarterly sales (CHF m)



YTD Sept '07
YTD Sept '08
Seasonal 175 297
Pandemic[1] 1,398 131
1000
900
800
700
600
500
400
300
200
100
0
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08

[1] Governmental & Corporate

Therapeutic areas: quarter review

Pipeline summary

Major progress in late-stage development

Pipeline movements since YE 2007 and in Q3 2008

Phase 3

Ten initiations since YE 2007 (+ 2 in Q3 '08)

R1658	dalcetrapib (CETPi) in dyslipidemia
R1569	Actemra in sJIA
R435	Avastin combo Herceptin in HER2+ adj BC
R1273	pertuzumab combo Herceptin in 1st line Her2+ mBC
GEN	Avastin in 2nd line platinum-sensitive ovarian cancer
R1594	ocrelizumab in lupus nephritis
R435	Avastin combo Herceptin in 1st line HER2+ mBC (2nd study, E1105)
GEN	Avastin in high-risk carcinoid
R1583	**taspoglutide (GLP-1) in T2D**
R435	**Avastin in GIST**

Three major submissions since YE 2007 (all in Q3 '08)

R105	**MabThera in CLL 1st line**
R435	**Avastin combo docetaxel in HER2- mBC**
R435	**Avastin in 1st line mRCC (US)**

Pharmaceuticals objectives for 2008

Major clinical data

Compound	Phase	Indication / data	Timing	Status Q3
Avastin	III	mBC (AVADO)	H1 2008	✓
Avastin	III	mBC (RIBBON-1)	Q4 2008	
Avastin+Tarceva	III	2nd line NSCLC (BETA lung) interim	Event-driven	✓ PEP[1] not met
Tarceva	III	1st line NSCLC (SATURN)	Q4 2008	
MabThera	III	RA, DMARD-IR	Q1 2008	✓
MabThera	III	SLE (EXPLORER)	Q2 2008	-
MabThera	III	PPMS (OLYPMUS)	Q2 2008	-
MabThera	III	CLL 1st line ph. III data interim	Q1 2008	✓
MabThera	III	CLL relapsed ph. III data interim	Event-driven	✓
Xeloda	III	Adjuvant CC (NO16968) interim	Event-driven	
Actemra	III	RA (AMBITION, RADIATE) full data	H1 2008	✓
GLP-1	IIb	Type 2 diabetes full data	H1 2008	✓
DPP-IV	II	Type 2 diabetes	H2 2008	✓

Filings

Compound	Indication	Status
Avastin	mBC (AVADO)	✓
Avastin+Tarceva	NSCLC 2nd line (BETA lung)	Under evaluation
MabThera	CLL (1st line)	✓
MabThera	RA, DMARD IR	To be filed in 2009
Avastin	Glioblastoma 2nd line	To be filed Q4 2008

Divisional sales growth

Above-market excluding pandemic Tamiflu

[1]PEP=Primary Endpoint

barring unforeseen events

Diagnostics Division

Jürgen Schwiezer

CEO Roche Diagnostics



Q3 '08: Diagnostics Division continues to outpace the market

Solid current business momentum

- Sales growth in-line or above the market in all regions
- Ventana integration nears successful completion; strong double-digit growth continues

Strong series of launches providing future growth

- Three new systems launched in Professional Diagnostics and Tissue Diagnostics
  - cobas c 311 (clin. chem.) & Accu-Chek Inform II (POC) ex-US
  - BenchMark ULTRA (advanced tissue staining)
- Four FDA approvals received
  - CTM HBV viral load test (mol. dia.)
  - anti-CCP, anti.TSH receptor & Toxo IgG immunoassays
- GS FLX Titanium series released; further improving sequencing offering

YTD Sept '08: Growth driven by Professional Diagnostics, Applied Science and Tissue Diagnostics

Sales CHF m	YTD Sept 2007	YTD Sept 2008	% change in CHF	local	USD growth
Professional Diagnostics	3,157	3,270	4	9	19 %
Diabetes Care	2,312	2,207	-5	2	10 %
Molecular Diagnostics	856	828	-3	4	12 %
Applied Science	498	546	10	19	26 %
Tissue Diagnostics[1]	-	261	-	-	-
Diagnostics Division	**6,823**	**7,112**	**4**	**11**	**20 %**

[1] Sales from beginning of February 2008

YTD Sept '08: Above-market growth, particularly in Japan and emerging markets

Roche

CHF 7,112 m


North America 26%
Latin America 6%
Asia Pacific 9%
Japan 4%
Others 0%
EMEA¹ 55%
1'812
422
619
309
27
3'923

local sales growth


Diagnostics Division 11%
North America 15%
EMEA¹ 8%
Latin America 20%
Asia Pacific 19%
Japan 10%

¹ Europe, Middle East and Africa

Tissue Diagnostics sales consolidated since beginning of February 2008

YTD Sept '08: New products and instrument placements driving growth

Roche

CHF bn

YTD Sept '08 vs. YTD Sept '07 local growth


Professional Dia +9 %
Diabetes Care +2 %
Molecular Dia +4 %
Applied Science +19 %
Tissue Dia +24 %*
EMEA
North America
RoW
0
1
2
3
4

Three new immunoassays received FDA approval
Launched cobas c 311 (clin chem) ex-US;

Solid growth in all regions except North America; Accu-Chek Aviva now top selling system

FDA approval received CTM HBV Test; EU & APAC transitioned to TaqMan CT; HPV test approved in Japan

Released GS FLX Titanium series, strengthening sequencing business; SeqCap arrays now available w.w.

Launched BenchMark ULTRA (IHC/ISH); Symphony (H&E) and VANTAGE systems contributing strongly to growth

* 9 month sales on a stand-alone basis

Key growth drivers in 2008

Commercialise current assets; prepare market for new drivers

	Key 2007 Launches	Key 2008 Launches*

Professional Diagnostics	• cobas 4000 analyser series
	  – cobas e 411 analyser
	• cobas IT 3000 & 1000
	• cobas h 232
	• cobas h 152 (Accutrend Plus)
		• cobas 4000 analyser series
		  – cobas c 311 analyzer (ex-US) ✓
		• Accu-Chek Inform II (ex-US) ✓
		• menu: HCV, RA, sepsis, CMV (ex-US) ✓✓✓

Diabetes Care	• Accu-Chek Performa • Accu-Chek Compact Plus (new) • Accu-Chek 360°	• Accu-Chek Aviva Nano
Molecular Diagnostics	• cobas s 201 system & WNV Test (US) • Cobas AmpliPrep/Cobas TaqMan HIV Test (US)	• CAP/CTM HCV Test (US) • cobas TaqScreen MPX (US) (J) ✓ • cobas TaqMan 48 HBV Test (US) ✓ • cobas TaqMan 48 CT Test (EU) ✓
Tissue Diagnostics	• PATHWAY HER-2 Primary Antibody • INFORM *HER2* DNA Probe Assay SISH (EU)	• BenchMark ULTRA IHC/ISH staining system (US) ✓ • VANTAGE Workflow Management Solution (US) ✓ • VIAS: Imaging application for *HER-2* SISH (EU) ✓
Applied Science	• Genome Sequencer FLX	• Real-Time Cell Analyser xCELLigence ✓ • GS FLX Titanium for DNA sequencing (454) ✓ • Comprehensive menu of NimbleGen microarrays ✓

Divisional sales growth outlook	**Above market growth in local currencies**

* Subject to appropriate regulatory approvals; US launch may be later

barring unforeseen events

Group

Erich Hunziker
Chief Financial Officer



Roche's strong position in the current market environment

Roche

Short-term stability

- Risk-averse liquid funds management strategy paying off
- High equity ratio of over 70%[1]
- Net cash of more than CHF 10 bn[1]

Long-term stability

- Young and growing product portfolio and low generic exposure
- Strong cash-generating ability; 2007 operating free cash flow ~CHF 11 bn

[1]As reported as part of HY 2008 results

Exchange rate impact on sales growth

Roche

Improved USD situation in Q3, but still significant negative impact YTD

Development of average exchange rates versus prior year period

	Q1	Q2	Q3	YTD 9
CHF / EUR	-0.9%	-2.2%	-2.2%	-1.8%
CHF / USD	-13.3%	-15.7%	-10.6%	-13.2%
CHF / JPY	-1.8%	-2.6%	-2.1%	-2.1%
Difference in CHF / local growth	-6.8 %pt	-9.3 %pt	-7.0 %pt	-7.7 %pt

Sales growth 2008 vs. 2007



2.4%
local growth
CHF growth
-4.4%
6.5%
-2.8%
8.6%
1.6%
5.8%
-1.9%
Q1
Q2
Q3
YTD 9

Reconfirming objectives for 2008

Sales

- High single-digit local currency sales increase for Roche Group (excl. Tamiflu pandemic[1])
- Above-market sales growth[1] in both divisions

Core EPS

- Core earnings per share target[2] at least at record 2007 level despite significant increase in R&D investment and considerably lower Tamiflu pandemic sales

Shareholder return

- Continuous increase in dividend pay-out ratio over the next 3 years

[1] Excluding government and corporate stockpiling orders of Tamiflu for pandemic use
[2] At constant exchange rates

Barring unforeseen events

Pharma sales YTD September 2008 (vs. 2007)

Top 20 products

	Global		US		Japan		Europe/RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
MabThera/Rituxan	4,339	16	2,113	14	146	11	2,080	20
Herceptin	3,769	12	1,106	9	162	38	2,501	13
Avastin	3,702	37	2,067	15	128	878	1,507	74
CellCept	1,523	14	705	16	28	16	790	11
NeoRecorm/Epogin	1,319	-14	-	-	328	-19	991	-12
Pegasys	1,190	6	275	11	67	62	848	2
Tarceva	885	24	359	12	31	-	495	28
Xeloda	880	14	297	9	33	71	550	14
Bonviva/Boniva	775	41	467	33	-	-	308	59
Lucentis	686	4	686	4	-	-	-	-
Tamiflu	428	-69	360	-27	17	-95	51	-92
Valcyte/Cymevene	404	11	182	8	-	-	222	14
Xolair	404	9	404	9	-	-	-	-
Xenical	390	-14	35	-39	-	-	355	-10
Pulmozyme	357	11	195	12	-	-	162	8
Nutropin	301	-3	292	-3	-	-	9	-8
Neutrogin	290	1	-	-	290	1	-	-
Rocephin	252	-11	4	-73	42	2	206	-9
Activase/TNKase	245	-5	212	-7	-	-	33	9
Madopar	231	4	-	-	14	5	217	4

Pharma sales YTD September 2008 (vs. 2007)

Other launches since January 2003[1]

	Global		US		Japan		Europe/RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
Copegus	176	14	3	-	29	153	144	-3
Fuzeon	133	-41	48	-48	-	-	85	-35
Evista	117	5	-	-	117	5	-	-
Raptiva	100	12	100	12	-	-	-	-
Renagel	47	5	-	-	47	5	-	-
Mircera	34	-	-	-	-	-	34	-
Actemra	18	461	-	-	18	461	-	-
Femara	12	79	-	-	12	79	-	-

[1] other than launches already covered in Top 20

Pharma local sales growth[1] in %

Global top 20 products

	Q3/07	Q4/07	Q1/08	Q2/08	Q3/08
MabThera/Rituxan	17	12	17	16	15
Herceptin	18	14	11	12	14
Avastin	45	41	35	38	37
CellCept	4	16	11	16	14
NeoRecormon/Epogin	-5	-15	-13	-14	-15
Pegasys	7	14	-3	10	12
Tarceva	28	24	28	27	18
Xeloda	20	22	13	14	14
Bonviva/Boniva	62	63	56	47	26
Lucentis	31	-9	-5	2	15
Tamiflu	-60	-46	-64	-86	-56
Valcyte/Cymevene	9	7	9	10	13
Xolair	11	2	6	7	12
Xenical	-9	-17	-11	-21	-9
Pulmozyme	14	13	15	11	6
Nutropin	3	-8	-5	-5	1
Neutrogin	15	14	1	1	0
Rocephin	-2	-4	-4	-13	-16
Activase/TNKase	6	-2	-3	-11	-2
Madopar	5	14	0	9	4

[1] versus previous year

Pharma local sales growth in %

Top 20 products by region

	US				Japan				Europe/RoW			
	Q4[1]	Q1[2]	Q2[2]	Q3[2]	Q4[1]	Q1[2]	Q2[2]	Q3[2]	Q4[1]	Q1[2]	Q2[2]	Q3[2]
MabThera/Rituxan	4	14	13	14	2	13	11	8	25	21	21	17
Herceptin	1	9	3	15	0	16	29	69	23	12	15	11
Avastin	23	13	15	18	-	-	1567	442	80	78	78	67
CellCept	17	14	15	20	18	13	21	15	14	8	16	9
NeoRecorm/Epogin	-	-	-	-	-22	-16	-29	-9	-11	-13	-7	-17
Pegasys	-3	-10	5	45	53	98	53	49	20	-4	9	1
Tarceva	5	10	17	9	-	-	-	-	47	40	28	17
Xeloda	19	16	5	9	14	48	73	88	25	11	18	14
Bonviva/Boniva	40	47	39	16	-	-	-	-	160	77	61	45
Lucentis	-9	-5	2	15	-	-	-	-	-	-	-	-
Tamiflu	52	83	-87	6	-58	-93	-78	-98	-92	-94	-83	-93
Valcyte/Cymevene	3	11	5	7	-	-	-	-	11	8	16	19
Xolair	2	6	7	12	-	-	-	-	-	-	-	-
Xenical	-46	-35	-46	-33	-	-	-	-	-11	-7	-17	-6
Pulmozyme	10	10	14	13	-	-	-	-	17	22	8	-3
Nutropin	-8	-6	-4	1	-	-	-	-	-10	-1	-12	-10
Neutrogin	-	-	-	-	14	1	1	0	-	-	-	-
Rocephin	-32	-34	-85	-	-1	9	-2	-1	-3	-3	-9	-13
Activase/TNKase	0	-6	-12	-2	-	-	-	-	-16	30	1	1
Madopar	-	-	-	-	3	5	5	6	15	0	9	4

[1] 2007 vs. 2006 [2] 2008 vs. 2007

YTD Sept '08: Pharmaceuticals Division

Regional sales distribution & growth excl. Tamiflu pandemic



Geographies
Western Europe Breakdown
Others
Japan +3%
Asia/Pacific +10%
CEMAI +11%
Latin America +12 %
8%
9%
30%
40%
North America +11%
+9%
1% Switzerland
6% France
6% Germany
4% Italy
3% Spain
3% UK
7% Other Western Europe

all growth figures are in local currencies

CEMAI: Central and Eastern Europe, Middle East, Africa, Indian Subcontinent

MabThera/Rituxan: Strong growth over a decade

Penetration in oncology & RA continues to increase



Global sales
CHF bn
5.0
4.0
3.0
2.0
1.0
0.0
+16 %[1]
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'
YTD 9 07'
YTD 9 08'



Regional sales
Local growth
Europe/ RoW +20 %
Japan +11 %
US +14 %

- YTD sales of CHF 4.339 bn
- Continued growth in 1st line aNHL and iNHL in EU/RoW
- Growth from increased use in iNHL following 1st line (including maintenance therapy)
- Strong growth in RA in US and Europe/ ROW

[1] local growth

Herceptin: double-digit growth maintained

Adjuvant usage continues to drive growth

Global sales



+12 %[1]
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
CHF bn
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'
YTD 9 07'
YTD 9 08'

Regional sales | Local growth



US +9 %
Japan +38 %
Europe/RoW +13 %

- YTD sales of CHF 3.769 bn
- US market penetration
  - adjuvant: approximately 80% (Q3 '08)
  - 1st line metastatic: approx. 75% (Q3' 08)
- Top 5 EU market penetration (Q2 '08)
  - adjuvant: approx. 75%
  - 1st line metastatic: approx. 80%, stable
- Penetration rates in other markets remain well below US/Top 5 EU levels

[1] local growth

Avastin: very strong growth in EU/RoW continues

Growth driven by multiple new indications

Global sales



+32 %[1]
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
CHF bn
YTD 9 '04
YTD 9 '05
YTD 9 '06
YTD 9 '07
YTD 9 '08

Regional sales | Local growth



Europe/ RoW +74 %
Japan +878 %
US +15 %

- YTD sales of CHF 3.702 bn
- US:
  - growth primarily from increased use in 1st line mBC (penetration rate: approx. 40%)
- EU/RoW:
  - strong growth in mCRC continues; 1st line mCRC penetration has grown by almost 25% (year on year) in the top 4 EU markets, driven by the expanded label; with a penetration of almost 40% in the leading market. In the irinotecan segment average penetration is 50% across the top 4 EU markets.
  - Market penetration in 1st line mBC continues to increase; mNSCLC and mRCC launches promising

[1] local growth.

Tarceva

Strong double-digit growth continues

Global sales


+ 24 %1
1.0
0.8
0.6
0.4
0.2
0.0
CHF bn
YTD 9 '05
YTD 9 '06
YTD 9 '07
YTD 9 '08

Regional sales **Local growth**


Europe/ RoW +28 %
Japan nm
US +12 %

- YTD sales of CHF 885 million
- Market penetration in NSCLC, top 5 EU (Q2'08):
  - 2nd line: approx. 30%
  - 3rd line: approx. 45%

1 local growth. n.m. = not meaningful

Xeloda

Label expansions driving growth

Global sales


+14 %1
1.0
0.8
0.6
0.4
0.2
0.0
CHF bn
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'
YTD 9 07'
YTD 9 08'

Regional sales **Local growth**


Europe/ RoW +14 %
Japan +71 %
US +9 %

- YTD sales of CHF 880 million
- Xeloda mCRC broad label extension approval in EU in Q1 2008
- Strong growth in Japan driven by new indications (adjuvant CC and new dosage strength in mBC)

[1] local growth

Metabolism/Bone

Franchise growth driven by Boniva



CHF bn
YTD Sept '08 vs. YTD Sept '07
local growth
2.5
2.0
1.5
1.0
0.5
0.0
+10 %
40 %
40 %
+11 %
YTD 9 '05
YTD 9 '06
YTD 9 '07
YTD 9 '08
Europe / RoW
US
Japan

Metabolism/Bone/Anemia



Major brands
YTD Sept '08 vs. YTD '07
local growth
NeoRecormon /Epogin
-14 %
Bonviva/ Boniva
+41 %
Xenical
-14 %
YTD '08
YTD '07
CHF bn
0
0.5
1
1.5
2

NeoRecormon: -12% in spite of price pressure and biosimilars in EU/RoW. Epogin: downward pressure in Japan stabilized

Solid prescription trend maintained in US, strong uptake ex-US continues

Continued decline due to switch to OTC version

Avastin – maximising a key asset

Gastrointestinal cancers & renal cell carcinoma

Main Indication		Study name	Status
mCRC	Treatment through multiple lines (after progression on 1st line chemo+Avastin)	ML18147/AIO0504	Initiated Q1'06
Adjuvant colon cancer	Stage II / stage III	NSABP C-08	Final analysis will likely occur in mid-2009
	Stage II high risk / stage III	AVANT	Recruitment completed Q2'07
Met. gastric cancer	1st line	AVAGAST	Initiated Q3 2007
Gastrointestinal Stromal Tumors	GIST	SWOG S0502	Initiated Q3 2008
High risk carcinoid		SWOG S0518	Initiated in Q1'08
Renal cell carcinoma	1st line	AVOREN	Approved in EU; filed in US Q3'08
	1st line	CALGB 90206	Topline PFS and safety results submitted to FDA in support of AVOREN sBLA

47

Avastin – maximising a key asset

Lung and breast cancer

Main Indication		Study name	Status
NSCLC	1st line (with Tarceva)	ATLAS	Expect data H1 2009
	2nd line (with Tarceva)	BETA Lung	Primary endpoint not met
	1st line squamous	BRIDGE (pilot study)	Expect results Q4'08
	1st or 2nd line non-squamous previously treated CNS mets	PASSPORT (ph. II)	Expect results late '08/early '09
Adjuvant NSCLC	Stage IB-IIIA, sq. + non-sq.	ECOG 1505	Initiated Q3'07
mBC	1st line HER2-negative	AVADO	Filed EU Q3 2008
	1st line HER2-negative	RIBBON-1	Top-line data expected Q4'08
	ER/PR-positive 1st L mBC, with hormonal therapy	CALGB-40503	To start Q4 2008
	1st line HER2-positive (with Herceptin)	AVEREL	Initiated Q3'06
	1st line HER2-positive (with Herceptin)	E1105	Initiated Q1'08
	2nd line HER2-negative	RIBBON-2	Expect results 2009
Adjuvant BC	HER2-negative	E5103	Initiated Q4'07
	HER2-negative, ER-/PR-neg.	BEATRICE	Initiated Q4'07
	HER2-positive (with Herceptin)	BETH	Initiated Q2'08

48

Avastin – maximising a key asset

Brain, ovarian, prostate cancer and NHL

Main Indication		Study name	Status
Glioblastoma multiforme	relapsed	BRAIN (ph. II)	To be submitted in Q4'08
	Newly diagnosed	Phase III in preparation	To be initiated H1 2009
Ovarian Cancer	1st line	GOG-0218	Initiated Q3'05
	1st line	ICON-7	Initiat. Q4'06, expect to complete enrollment in H1 '09
	Relapsed, platinum-sensitive	GOG-0213	Initiated Q4'07
	Relapsed, platinum-sensitive	OCEANS	Initiated Q2'07-expanded to phase III study in Q2 '08
Prostate Cancer	1st line, hormone refractory	CALGB 90401	Expect data in 2010
NHL aggressive	1st line (with MabThera)	MAIN	Initiated in Q3'07

Herceptin, pertuzumab and T-DM1

Improving the standard of care in HER2-positive breast cancer

Main Indication		Study name	Status
HERCEPTIN			
Gastric cancer	Combo with chemotherapy	ToGA	Initiated Q3'05, final analysis 2009, event-driven
Adjuvant BC	1 year vs. 2 years treatment	HERA	Potentially results from event-driven interim analysis end '08 / early '09 comparing 2-years vs. 1-year Herceptin treatment; final analysis expected 2011
PERTUZUMAB			
mBC HER2+, 1st line	Herceptin+docetaxel+/-pertuzumab	CLEOPATRA (ph. III)	Initiated Q1'08
Neoadjuvant BC HER2+	Combo with Herceptin	NEOSPHERE (ph. II)	Initiated Q1'08
mBC HER2+, Herceptin pretreated	Combo with Herceptin	BO17929 (ph. II)	Full efficacy data presented at ASCO '08

Herceptin, pertuzumab and T-DM1

Improving the standard of care in HER2-positive breast cancer

Main Indication		Study name	Status
TRASTUZUMAB-DM1 (T-DM1)			
mBC, HER2+, 1st line	T-DM1 vs Herceptin+ docetaxel	**Phase II**	Initiated Q3 2008
mBC, HER2+, 2nd line+	monotherapy	**Phase II**	Completed enrollment Q2 2008 data at SABCS 2008
mBC, HER2+, 2nd L	T-DM1 vs Xeloda+lapatinib	**Phase III in preparation**	'go' decision, expect to initiate H1'09
mBC, HER2+, 3rd L	monotherapy	**Phase II**	Expect to initiate Q3 2008
mBC, HER2+ patients who have progressed on Herceptin-based treatment	T-DM1+pertuzumab	**Phase I b**	Expect to initiate H1 2009

Xeloda / Tarceva / MabThera

Expanding through new indications and combinations

Main Indication		Study name	Status
XELODA			
Adjuvant CRC	Combo with Avastin	**AVANT**	Recruitment completed Q2'07
	XELOX vs. 5FU/LV	**NO16968**	Recruitment completed, final analysis event driven (2009)
Adjuvant BC	AC -> T vs. AC -> TX	**NO17629**	Recruitment completed in Jan '06, final analysis event driven
TARCEVA			
NSCLC 1st L maint.	Combo with chemotherapy	**SATURN**	Expect results Q4'08
	Combo with Avastin	**ATLAS**	Completed enrollment Q2'08
NSCLC 2nd line	Combo with Avastin	**BETA Lung**	Primary endpoint not met
Adjuvant NSCLC		**RADIANT**	Expect to complete enrollment 2009/2010
MABTHERA			
NHL 1st line maint.	After MabThera induction	**PRIMA**	Recruitment completed Q1'07, Final analysis expected 2010
CLL 1st line	Combo with chemotherapy	**CLL-8**	Filed for EU approval Q3'08; data at ASH 2008
CLL relapsed	Combo with chemotherapy	**REACH**	Study met primary endpoint

Actemra
Strong data in all RA patient segments

Main Indication		Study name	Status
Rheumatoid Arthritis	MTX-IR	**OPTION**	Presented at EULAR 2007
	DMARD-IR	**TOWARD**	Presented at ACR 2007
	MTX-naive (monotherapy)	**AMBITION**	Presented at EULAR 2008
	Anti-TNF IR	**RADIATE**	Presented at EULAR 2008
	MTX-IR Prevention of structural damage (X-ray study)	**LITHE**	2 years study - 1 year data at ACR '08

IR = inadequate responders

RA/autoimmune anti-CD20 pipeline
Major rheumatoid arthritis programs on track

Main Indication		Study name	Status
Rheumatoid Arthritis			
MABTHERA	MTX-IR	**SERENE** (ph. III)	Met primary endpoint- to be presented at ACR '08
	MTX-IR dose escalation retreatment	**MIRROR** (ph. III)	Recruitment completed, to be presented at ACR '08
	Anti-TNF-IR	**SUNRISE** (ph. III)	Met primary endpoint- to be presented at ACR '08
	MTX-naive, X-ray study	**IMAGE** (ph. III)	Expect data late '08/early '09
	Combo with Enbrel	**TAME** (ph. II, Biogen IDEC)	Initiated Q2'06
OCRELIZUMAB	MTX-IR	**STAGE** (ph. III)	Initiated Q4'06
	Anti-TNF IR	**SCRIPT** (ph. III)	Initiated Q2'07
	MTX-naive; X-ray study	**FILM** (ph. III)	Initiated Q2'07

IR = inadequate responders

RA/autoimmune anti-CD20 pipeline
Ocrelizumab multiple sclerosis phase II recruiting

Main Indication		Study name	Status
ANCA ass. vasculitis			
MABTHERA		RAVE	Initiated Q4'04
Lupus nephritis			
MABTHERA		LUNAR (ph. III)	Expect data H1'09
OCRELIZUMAB		BELONG (ph. III)	Initiated Q1'08
Multiple Sclerosis			
MABTHERA	RRMS	HERMES (ph. II)	Met primary endpoint, data presented at AAN 2007
OCRELIZUMAB	RRMS	Phase II dose-finding study	Initiated Q3'08

Metabolism/type 2 diabetes late-stage pipeline
Two major phase III projects running (CETPi and GLP-1)

Main Indication		Status
Type 2 Diabetes		
R1583 (GLP-1)	Phase III recruiting	Phase II data presented at ADA 2008
R1439 (PPAR $\alpha\gamma$)	Phase II	Phase III decision expected by early 2009
R1579 (DPP IV-3)	Phase II	Outlicensing planned
Dyslipidemia		
R1658 (JTT-705)	Phase III recruiting	Phase II safety data presented at ACC 2008

Important achievements in phase II projects

Pipeline movements since YE 2007 and in Q3 2008

Phase 2

Initiations since YE 2007 (+ 1 in Q3 '08, + 4 total)

R1678	GlyT1 inhibitor Schizophrenia
GEN	Mabthera/Rituxan+/-Apomab for NHL
GEN	Systemic Hedgehog antagonist for cancer
R3502	**T-DM1 1st and 3rd line mBC – "go" decision taken for phase III**

Exits

R3421	PNP inhibitor (Biocryst) - AI/Transplant (reverted to partner)
R1626	**HCV polymerase inhibitor (terminated)**

Opt-in from partner

R3487	alpha 7 nicotinic acid (Memory) in AD/Schizophrenia

Moved to phase III (+ 1 in Q3 '08, + 3 total)

R1273	pertuzumab combo Herceptin in 1st line HER2+ mBC
R1658	dalcetrapib (CETPi) in dyslipidemia
R1583	**taspoglutide (GLP-1) in T2D**

Roche R&D pipeline today



Status as of September 30, 2008

48 projects in late stage development (phase III/reg.)

Low-risk line extensions and innovative NMEs

Key phase III projects

Oncology (1 NME + 25 AIs)

R105	MabThera – CLL relapsed
R105	MabThera – iNHL maint. 1st line
R105	MabThera + Avastin – NHL aggr.
R340	Xeloda – adj. CC combo oxaliplatin
R340	Xeloda – adj. CC combo Avastin
R340	Xeloda – adj. BC
R435	Avastin – adj. CC
R435	Avastin – prostate cancer
R435	Avastin – adj. mBC HER2+
R435	Avastin – ovarian cancer 1st line
R435	Avastin–mBC combo std. chem. 1st L
R435	Avastin – mBC combo Hercept. 1st L
R435	Avastin – adj. NSCLC
R435	Avastin – met. gastric cancer
R435	Avastin – adj. BC HER2-
R597	Herceptin – m. gastric cancer HER2+
R1273	pertuzumab – mBC Her2+
R1415	Tarceva – NSCLC maint 1st line
R1415	Tarceva – adj. NSCLC
R1415+R435	Tarceva + Avastin – NSCLC maint. 1st L
R1415+R435	Tarceva + Avastin – NSCLC 2nd line
GEN	Avastin – ovarian cancer 2nd line
GEN	Avastin – GIST recurr.
GEN	Avastin – adj. rectal cancer
GEN	Avastin – mBC 2nd line
GEN	Avastin – high risk carcinoid

Inflammation (2 NMEs + 7 AIs)

CellCept – pemphigus vulgaris
MabThera – RA DMARD IR
Actemra – sJIA
ocrelizumab – RA Signs & sympt.
ocrelizumab – LN
LD-71 – osteoporosis
MabThera – lupus nephritis
MabThera – ANCA ass. vascul.
Xolair – pediatric asthma

Metabolism (2 NMEs)

CETP inh. – dyslipidemia
GLP1 – type 2 diabetes

NME
Additional Indication

DBA Oncology
DBA Inflammation
DBA Metabolic

R-No. Roche managed
GEN Genentech managed
CHU Chugai managed

Registration

R340	Xeloda – mCRC combo 1st line
R340	Xeloda – mCRC combo 2nd line
R435 [1]	Avastin – RCC
R435	Avastin – mBC 1st L w. docetaxel
R105	MabThera – CLL 1st line

Actemra – RA

[1] Approved in EU, US filed in Q3 2008

Status as of September 30, 2008

Phase II projects on track to strengthen portfolio

Focusing on our five key therapeutic areas

Key phase II projects

Oncology (8 NMEs + 8 AIs)

R435	Avastin – gl[illegible]
R435	Avastin – NSCLC squamous
R435	Avastin – NSCLC + CNS treat.
R1273	pertuzumab – EBC HER2+
R1273	pertuzumab – ovarian cancer
R1415+R435	Tarceva + Avastin – NSCLC 1st line
R1507	Ewing's sarcoma
R3502	T-DM1 – mBC
GEN	CD40 Ab – diff. large B Cell lymph.
GEN	Apomab – cancer
GEN	Apo2L/TRAIL – cancer
GEN	ABT-869 – solid tumors
GEN	Avastin – extensive SCLC
GEN	Avastin – relapsed MM
GEN	Hedgehog antagonist – cancer
ARQ	solid tumors

Inflammation (1 NME + 1 AI)

RAR gamma – emphysema
Rapamune – renal transplant

Metabolism, CNS & Virology (5 NMEs + 1 AI)

	aleglitazar – type 2 diabetes
	DPP-IV (II) – type 2 diabetes
R1594	ocrelizumab – RRMS
R1678	schizophrenia
R3487	Alzheimer's / schizophrenia
R3484	HPV16 – cervical neoplasia

NME
Additional Indication

DBA Oncology
DBA Inflammation
DBA Virology
DBA Metabolic
DBA CNS

R-No. Roche managed
GEN Genentech managed
CHU Chugai managed
ARQ ArQule opt-in

Status as of September 30, 2008

Major Roche managed projected submissions

Over the next years



Roche
Phase 3
Phase 2
Avastin mBC + docetaxel (EU)
Avastin glioblastoma 2nd line (EU)
MabThera CLL (EU)
Tarceva+Avastin NSCLC 2nd line (EU)
MabThera CLL relapsed (EU)
Avastin mBC + standard chemo (EU)
Herceptin gastric Ca (EU)
Tarceva NSCLC 1st line maint (EU)
Tarceva + Avastin NSCLC 1st line maint (EU)
Xeloda adj CC combo oxaliplatin
MabThera RA DMARD IR + MTX-naive and PJD (EU)
Avastin adj CC (EU)
Avastin gastric Ca metastatic (EU)
Avastin ovarian Ca (EU)
MabThera NHL maint 1st line (EU)
Xeloda adj BC
Xeloda+Avastin adj CC (EU)
taspoglutide (GLP-1) (R1583) type 2 diabetes
ocrelizumab (R1594) RA & & S + LN (EU)
2010
Avastin prostate Ca (EU)
Avastin+Herceptin mBC 1st line (EU)
pertuzumab (R1273) HER 2+ mBC (EU)
ocrelizumab (R1594) RA PJD (EU)
aleglitazar (R1439) type II diabetes
Avastin adj mBC Her 2+(EU)
Avastin adj NSCLC (EU)
Avastin HER2- adj BC (EU)
MabThera+Avastin aggressive NHL (EU)
Tarceva adj NSCLC (EU)
Avastin glioblastoma 1st line (EU)
Avastin NSCLC squamous (EU)
IGF-1R inh huMAb(R1507) Ewing's sarcoma
pertuzumab (R1273) early BC (EU)
Tarceva+Avastin NSCLC 1st line (EU)
TDM1 (R3502) mBC (EU)
RAR gamma (R667) emphysema
DBA Oncology
DBA Inflammation
DBA Virology
DBA Metabolic
DBA CNS
Others
dalcetrapib (CETP inh) (R1658) dyslipidemia
HPV 16 (R3484) cervical neoplasia
Alpha7 nic ago (R3487) AD / schizophrenia
GlyT1 inh (R1678) Schizophrenia
ocrelizumab (R1594) RRMS (EU)
CERA (R744) cancer anaemia

Unless stated otherwise, submissions will occur in US and EU

Status as of September 30, 2008

Roche managed R&D pipeline - overview

Projects by Disease Biology Area (DBA)



Roche
Research
Virology
Inflammatory
7
27
Metabolic
CNS
25
21
Oncology
Development
other
Virology
Inflammatory
1
4
13
Metabolic
6
CNS
44
Oncology

103 Projects

82 Projects
including 2 in phase 0

Status as of September 30, 2008

YTD Sept '08: Diagnostics Division local sales

By Region and Business Area (vs. 2007)

Sales CHF m	Global	% loc growth	North Am.	% loc growth	EMEA	% loc growth	RoW	% loc growth
Professional Diag.	3,270	9	620	6	1,922	7	728	19
Diabetes Care	2,207	2	523	-8	1,358	4	326	12
Molecular Diagnostics	828	4	261	3	355	4	212	6
Applied Science	546	19	223	26	228	12	95	19
Tissue Diagnostics[1]	261	-	185	-	60	-	16	-
Diagnostics Division	**7,112**	**11**	**1,812**	**15**	**3,923**	**8**	**1,377**	**16**

[1] sales from beginning of February 2008

Diagnostics Division quarterly sales and local growth[1]

Sales CHF m	Q2 '07	% loc	Q3 '07	% loc	Q4 '07	% loc	Q1 '08	% loc	Q2 '08	% loc	Q3 '08	% loc
Professional Diagnostics	1,093	8%	1,047	7%	1,137	10%	1,070	10%	1,113	9%	1,087	10%
Diabetes Care	789	3%	768	0%	904	7%	699	-3%	783	7%	725	0%
Molecular Diagnostics	296	-3%	282	-3%	292	1%	270	4%	281	3%	277	5%
Applied Science	165	12%	167	11%	194	15%	183	19%	184	23%	179	16%
Tissue Diagnostics							65	n.a.	99	n.a.	97	n.a.
DIA Division	**2,343**	**5%**	**2,264**	**4%**	**2,527**	**8%**	**2,287**	**9%**	**2,460**	**13%**	**2,365**	**11%**

[1] 2007 vs. 2006 for Q2 to Q4 '07, 2008 vs. 2007 for Q1 to Q3 '08

Professional Diagnostics

Immunochemistry continues driving the growth


CHF m
YTD Sept '08 vs. YTD Sept '07
local growth
3500
3000
2500
2000
1500
1000
500
0
+9 %
+2 %
+19 %
YTD 9 '06
YTD 9 '07
YTD 9 '08
Immunochemistry
POC products
Clinical Chemistry
other

- cobas c 311 launched ex-US
  - Stand-alone clin. chem. analyser small labs (cobas 4000 series)
- Six new immunoassays continue roll-out in Europe
- Three assays received FDA approval:
  - anti-TSH receptor antibodies
  - Toxo IgG
  - anti-CCP immunoassay (RA)
- Accu-Chek Inform II launched ex-US
  - first wireless enable hospital blood glucose meter

all growth in local currencies

Diabetes Care

Strong growth in new products


CHF m
YTD Sept '08 vs. YTD Sept '07
local growth
2500
2000
1500
1000
500
0
+2 %
-8 %
+4 %
YTD 9 '06
YTD 9 '07
YTD 9 '08
EMEA
North America
RoW

- Solid growth in Eastern Europe, Latin America and Japan
- Accu-Chek Aviva now top selling system with strong double-digit growth
- Roll-out of Accu-Chek Performa system and Accu-Chek Compact Plus meter continues in additional markets

all growth in local currencies

Molecular Diagnostics

Virology continues as mainstay of business


CHF m
YTD Sept '08 vs. YTD Sept '07
local growth
1000
800
600
400
200
0
+4 %
-2 %
+4 %
YTD 9 '06
YTD 9 '07
YTD 9 '08
Virology
Blood Screening
Industrial Business
Other

- Automated HBV viral load test received FDA approval
  - fully automated HCV viral load test & multiplex HIV/HCV/HBV blood screening test pending FDA review
- European & APAC countries transitioned to new COBAS TaqMan CT Test
- Amplicor HPV test received approval in Japan
  - recruitment on track for trial to support US registration of HPV tests

all growth in local currencies

Applied Science

Genomic portfolio driving growth


CHF m
YTD Sept '08 vs. YTD Sept '07
local growth
600
500
400
300
200
100
0
+19 %
-1 %
+9 %
YTD 9 '06
YTD 9 '07
YTD 9 '08
Research
Industrial
Sequencing
other

- Launch of GS FLX Titanium series, next generation sequencing products
  - increases read length 5 times
- NimbleGen SeqCap microarrays now available worldwide

all growth in local currencies

Tissue Diagnostics

Integration on plan; maintained market out-performance



USD m
YTD Sept '08 vs. YTD Sept '07
local growth
Ventana sales on a stand-alone basis
320
280
240
200
160
120
80
40
0
+24%
+63 %
+19 %
YTD 9 '06
YTD 9 '07
YTD 9 '08
Reagents
Instruments
Other

- BenchMark ULTRA launched globally
  - first continuous, random access system for both IHC & ISH
- System enhancements on Symphony staining platform accelerating placements, driving primary staining revenues
- VANTAGE workflow information solution roll-out continuing, entering new area of workflow solutions

all growth in local currencies

2008: Key planned product launches* (1)

Product	BA[1]	Indication	Region
cobas 4000 analyzer series - **cobas** c 311 analyzer	PD	Next generation system consolidating clinical chemistry and immunochemistry testing for small to medium workload laboratories; software links stand-alone **cobas** c 311 analyzer (clinical chemistry) & **cobas** e 411 analyzer (immunochemistry) modules with **cobas** p 242 data manager	Ex-US
Accu-Chek Inform II system	PD	First wireless enabled hospital blood glucose meter	Ex-US
Immunochemistry menu	PD	New assays for a number of important diagnostic uses: •Elecsys Anti-HCV: Assay for the detection of hepatitis C infection •Elecsys anti-CCP (anti-cyclic citrullinated peptide antibody),: Assay for the diagnosis of rheumatoid arthritis •IL-6 (interleukin-6): Immunoassay to aid in management of critically ill patients as early indicator for acute inflammation and to monitor course of disease •Procalcitonin: immunoassay to aid in early detection and monitoring of sepsis •Elecsys Anti-CMV IgG and Anti-CMV IgM: For the detection of cytomegalovirus infection	Global/ EU

[1] Business Areas: Professional Diagnostics (PD)

* Subject to appropriate regulatory approvals; US launches may be later than indicated

2008: Key planned product launches* (2)

Product	BA[1]	Indication	Region
Cobas TaqMan 48 HBV Test	MD	Automated, real-time PCR test for monitoring hepatitis B viral load	US
Cobas AmpliPrep/ Cobas TaqMan HCV Test	MD	Real-time PCR quantification of HCV viral levels on fully automated Cobas AmpliPrep/Cobas TaqMan systems	US
cobas TaqScreen MPX Test	MD	Screens donated blood for major viruses (HIV-1, HIV-2, hepatitis B, and hepatitis C) in a single assay. Will run on automated cobas s 201 system in US and on automated, fully integrated cobas s 401 system in Japan	US, Japan
Cobas TaqMan 48 CT Test	MD	New version of an automated, real-time PCR test for Chlamydia trachomatis; also detects the new Swedish CT strain	EU
Accu-Chek Aviva Nano	DC	Enhanced portability by reduced size, combined with an attractive design and improved features	Global
GS FLX Titanium	AS	DNA sequencing kit enabling increased read lengths and higher throughputs per plate (454)	Global
xCELLigence	AS	Real time, label free cell analysis system	Global

[1] Business Areas: Applied Science (AS), Molecular Diagnostics (MD), Diabetes Care (DC)
* Subject to appropriate regulatory approvals; US launches may be later than indicated

2008: Key planned product launches* (3)

Product	BA[1]	Indication	Region
BenchMark™ ULTRA	TD	Continuous access, patient case-centric IHC/ISH staining system to enhance laboratory workflow	Global
CONFIRM® anti-EGFR (5B7) Primary Antibody	TD	Proprietary rabbit monoclonal antibody with potential applications as a Prognostic or Companion Diagnostic	Global
*ultra*VIEW™ Red ISH for two color Detection Kit	TD	Companion to the *ultra*VIEW™ SISH detection kit to provide single slide, two parameter detection	Global
VANTAGE™ Information Solution	TD	Workflow solution for productivity improvement through lean processes and positive sample tracking throughout the laboratory	US

[1] Business Areas: Tissue Diagnostics (TD)
* Subject to appropriate regulatory approvals; US launches may be later than indicated

2008 vs. 2007: Substantial weakening of USD

Roche

	YTD 9-08	YTD 9-07
EUR	1.61	1.64
USD	1.06	1.22
JPY	1.00	1.02

YTD 9-08 vs. YTD 9-07


Group overall Fx impact
on YTD 9 '08 sales
(CHF vs. local growth)
-8%
-18%
-14%
-10%
-6%
-2%

2008 and 2007
CHF / USD

Roche


Monthly averages
1.25
1.20
1.15
1.10
1.05
1.00
2007
2008
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Year-To-Date averages
2007
2008
-13%
-14%
-13%

2008 and 2007
Average monthly CHF / USD


1.25
1.20
1.15
1.10
1.05
1.00
YTD avg 9 2007
average 2007
monthly avg 2007
-13%
monthly avg 2008
YTD avg 9 2008
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

75

2008 and 2007
CHF / EUR


Monthly averages
2007
2008
Year-To-Date averages
2007
-1%
-2%
-2%
2008
1.68
1.66
1.64
1.62
1.60
1.58
1.56
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

76

2008 and 2007

Average monthly CHF / EUR



1.68
1.67
1.66
1.65
1.64
1.63
1.62
1.61
1.60
1.59
1.58
1.57
1.56
average 2007
monthly avg 2007
YTD avg 9 2007
-2%
YTD avg 9 2008
monthly avg 2008
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

77

Exchange rate impact on sales growth

Significant negative impact from weaker USD

Development of average exchange rates versus prior year period	Q1	H1	YTD 9	FY
CHF / EUR	-0.9%	-1.6%	-1.8%	
CHF / USD	-13.3%	-14.5%	-13.2%	
CHF / JPY	-1.8%	-2.2%	-2.1%	
Difference in CHF / local growth	-6.8 %pt	-8.1 %pt	-7.7 %pt	



Sales growth 2008 vs. 2007
2.4%
local growth
CHF growth
-4.4%
4.5%
-3.6%
5.8%
-1.9%
Q1
H1
YTD 9
FY

78

Exchange rate impact on sales growth

Significant negative impact from weaker USD

Development of average exchange rates versus prior year period

	Q1	Q2	Q3
CHF / EUR	-0.9%	-2.2%	-2.2%
CHF / USD	-13.3%	-15.7%	-10.6%
CHF / JPY	-1.8%	-2.6%	-2.1%
Difference in CHF / local growth	-6.8 %pt	-9.3 %pt	-7.0 %pt

Sales growth 2008 vs. 2007



2.4%
local growth
CHF growth
-4.4%
6.5%
-2.8%
8.6%
1.6%
Q1
Q2
Q3
Q4

Roche

We Innovate Healthcare

Translation

November 25, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

RoACTEMRA®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, Receives Positive Opinion in Europe for the Treatment of Rheumatoid Arthritis

November 25, 2008 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereafter, "Chugai")] and F. Hoffmann-La Roche Ltd. [Head Office: Basel, Switzerland. CEO: Severin Schwan (hereafter, "Roche")] announced that European Committee on Human Medicinal Products (CHMP) has given a positive recommendation for RoACTEMRA®, the humanized anti-human IL-6 (interleukin-6) receptor monoclonal antibody, filed with the European Medicines Evaluation Agency (EMEA) in November 2007 as a treatment for moderate to severe rheumatoid arthritis (RA).

RoACTEMRA®, the first antibody drug (humanized monoclonal antibody) originating from Japan, was created by Chugai in collaboration with Osaka University, utilizing genetic recombinant technology to produce a monoclonal antibody against the anti-IL6 receptor. It works by inhibiting biological activity of IL-6 through competitively blocking the binding of IL-6 to its receptor.

Outside of Japan, five phase III clinical trials, including extension studies in RA are going on in 40 countries involving more than 4,000 patients worldwide under co-development between Chugai and Roche. The submissions were made to the EMEA, based on results and extension studies from four out of five of these trials, and the interim analysis of the remaining ongoing trial. Upon approval in Europe, Chugai will co-promote with Roche in U.K., France and Germany, where Chugai already has its own sales bases.

In Japan, 200mg preparation of Actemra® was launched in June 2005 by Chugai, as the world's first treatment for Castleman's disease, following approval in April, the same year. Subsequently, it was approved for the additional indications of RA (including prevention of structural damage of joints), polyarticular-course juvenile idiopathic arthritis and systemic juvenile idiopathic arthritis in April 2008. 80mg and 400mg preparations were launched additionally in June 2008.

RA is a systemic inflammatory disease in which the cause is unknown. The main symptoms are multiple joint inflammation and progressive joint damage. Millions of patients are suffering from the pain and debilitating effects of the disease in Europe. Chugai focuses on bone and joint diseases area as one of the strategic domains, and is committed to contribute to the treatment by providing new therapeutic options for medical professionals and patients.

Translation

November 26, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Anti-malignancy agent / anti-VEGF humanised monoclonal antibody, Avastin® Application for Approval of Additional Indication of NSCLC

November 26, 2008 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereafter, Chugai)] announced today that the company filed an application with the Japanese Ministry of Health, Labour and Welfare for the approval of an additional indication of non-small cell lung cancer (NSCLC) for the anti-malignancy agent / anti-VEGF*1 humanised monoclonal antibody, "AVASTIN I.V. Infusion 100mg/4mL and 400mg/16mL" [generic name: bevacizumab (Recombinant) for Infusion] (hereafter, Avastin®). Avastin® has been approved in Japan for the treatment of unresectable advanced or recurrent colorectal cancer. Avastin® is a novel drug that inhibits the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissue.

In pivotal phase III clinical trials conducted overseas in patients with previously untreated advanced or recurrent non-squamous NSCLC (E4599 and AVAiL), overall and/or progression-free survival of patients who received Avastin® in combination with standard platinum-based chemotherapy were significantly prolonged compared to patients given only chemotherapy. Based on these data, the drug has been approved for the first-line treatment of patients with advanced or recurrent non-squamous NSCLC outside Japan.

In Japan, NSCLC is the most frequent cause of deaths from cancer (ranked no.1 in male, no.2 in female) and the number of patients is increasing year by year. Chugai positions Oncology as one of its key therapeutic areas, and will work for the approval to offer medical practitioners and patients a new treatment option as soon as possible.

It is estimated that there will be approximately 99,000 patients with lung cancer in Japan in 2010*2.

*1: Vascular Endothelial Growth Factor
*2: A. Oshima, T. Kuroishi, K. Tajima, Cancer White Paper - Incidence / Death / Prognosis - 2004, Shinoharashinsha Inc.

About Avastin®

Avastin® received approval for the treatment of metastatic colorectal cancer in the U.S. in February 2004 and is recommended as standard treatment in guidelines. Avastin® was approved as a first-line therapy for advanced non-squamous NSCLC in the U.S. in October 2006 and in Europe in August 2007.
In Japan, it received approval for unresectable advanced or recurrent colorectal cancer in April 2007. Chugai has promoted the proper use of Avastin® since launch by conducting a special drug-use results survey.

Translation

December 4, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager, Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Update on FDA Registration of Actemra®, a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody for Rheumatoid Arthritis

December 4, 2008 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereafter, "Chugai")] and F. Hoffmann-La Roche Ltd. [Head Office: Basel, Switzerland. CEO: Severin Schwan (hereafter "Roche")] announced today that the U.S. Food and Drug Administration (FDA) has provided further guidance on requirements for the Biologics License Application (BLA) for Actemra®, the humanized anti-human IL-6 (interleukin-6) receptor monoclonal antibody as a treatment for moderately to severely active rheumatoid arthritis (RA).

As a result of the FDA's evolving Risk Evaluation and Mitigation Strategy (REMS) requirements for medications, the Agency has clarified that a REMS plan is required to help ensure that health care professionals prescribe and administer Actemra® correctly, and that patients understand the potential benefits and risks associated with this medication. Additionally, based on the evolving requirements for approval of new biologics, the FDA has asked Roche for non-clinical animal model data, beyond what was included in the Actemra BLA. Roche is performing the requested pre-clinical studies to confirm the published literature suggesting that Actemra® does not affect peri- and post-natal development, and fertility. The FDA has not requested additional clinical studies prior to approval. The FDA Office of Compliance has also completed its evaluation of the manufacturing facility in Japan, and has indicated that it is acceptable to manufacture Actemra®.

The BLA was filed with the FDA in November 2007, and the FDA issued a Complete Response Letter in September, 2008. Since then, Roche has been engaged in productive discussions with the FDA and recently met with Agency representatives to receive clarification on the outstanding components of the Actemra BLA. The resubmission is anticipated to be made in the third quarter of 2009.

In EU, it is under review by the European Medicines Evaluation Agency (EMEA), and the Committee on Human Medicinal Products (CHMP) has given a positive recommendation in November 2008. In Switzerland, the authorities approved RoACTEMRA® for the treatment of moderately severe to severe, active rheumatoid arthritis on December 3, 2008.

Translation

December 16, 2008

Name of listed company:	**Chugai Pharmaceutical Co., Ltd.**
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President:	Osamu Nagayama
Inquiries to:	Mamoru Togashi, General Manager, Corporate Communications Dept. Tel:+81-(0)3-3273-0881

Name of listed company:	**Taisho Pharmaceutical Co., Ltd.**
Code number:	4535 (1st Section of Tokyo Stock Exchange)
Head office:	24-1, Takada 3-Chome, Toshima-ku, Tokyo
President:	Akira Uehara
Inquiries to:	Masaki Tsuboi, General Manager, Public Relations Section Tel:+81-(0)3-3985-1115

Eldecalcitol, An Active Vitamin D_3 Derivative, Reduces Incidence of New Vertebral Fractures in Osteoporosis Patients in Phase III Clinical Trial

December 16, 2008 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo; President: Osamu Nagayama] and Taisho Pharmaceutical Co., Ltd. ("Taisho") [Head Office: Toshima-ku, Tokyo; President: Akira Uehara], announced today that the active vitamin D_3 derivative being co-developed by the two companies for treatment of osteoporosis (generic name: eldecalcitol; Chugai development code: ED-71, Taisho development code: CT-081) significantly reduced the incidence of new vertebral fractures in osteoporosis patients in a randomized, double-blind, comparative trial. Detailed study results will be published in a medical journal and announced at a medical conference.

Eldecalcitol is an active vitamin D_3 derivative synthesized by Chugai. It is an agent with superior effect on bone compared to the existing active vitamin D_3 agent widely used in Japan. This phase III clinical trial, begun in 2004, was a randomized, double-blind, comparative study to compare the efficacy and safety of eldecalcitol with that of alfacalcidol* in osteoporosis patients. A total of 1,087 patients were randomly allocated to receive a once-daily oral dose of either eldecalcitol or alfacalcidol, and the incidence of new vertebral fractures in both groups was monitored for a period of three years. As a result, patients receiving eldecalcitol showed a significantly lower incidence of bone fractures compared to those receiving alfacalcidol, indicating that eldecalcitol is superior in preventing fractures. The safety profile was similar to that of alfacalcidol, and nothing irregular was observed.

There are an estimated 12 million patients with osteoporosis in Japan. Treatments to increase bone density and quality and thus reduce the incidence of fractures are necessary since osteoporosis-related fractures reduce quality of life, rendering patients bedridden for example, and increase the risk of death. Chugai and Taisho hope that the new drug eldecalcitol will help as many patients with osteoporosis as possible.

Regulatory filing for eldecalcitol is planned for 2009 after the results of the trial have been collated.

* Alfacalcidol is an active vitamin D_3 prodrug (Chugai brand name: Alfarol®) used in Japan to treat osteoporosis.

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Commercial Register

A Commercial Register is administered by the Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

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